HEXO Corp.
Management's Discussion & Analysis

For the year ended July 31, 2020

Management's Discussion & Analysis

2	MD&A

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended July 31, 2020

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Introduction & Disclaimers

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, "we" or "us" or "our" or "Company" or "HEXO") is for the year ended July 31, 2020. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol "HEXO" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). This MD&A is supplemental to, and should be read in conjunction with, our audited consolidated financial statements for the year ended July 31, 2020 and our amended and restated audited consolidated financial statements for the year ended July 31, 2019. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "may", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans", "continue", "objective", or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

  the competitive and business strategies of the Company;
  the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;
  the ongoing expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
  the expansion of business activities, including potential acquisitions;
  the expected production capacity of the Company;
  the expected sales mix of offered products;
  the development and authorization of new products, including cannabis edibles, beverages and extract products ("cannabis derivatives"), and the timing of launch of such new products;
  the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;
  the Company's Truss business ventures with Molson Coors and the future impact thereof;
  the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;
  whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;
  the applicable laws, regulations and any amendments thereof;
  the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
  the filing of trademark and patent applications and the successful registration of same;
  the anticipated future gross margins of the Company's operations;
  the performance of the Company's business and operations;
  securities class action and other litigation to which the Company is subject;
  the Company's ability to remain listed on the NYSE and the impact of any actions it may be required to take to remain listed; and
  the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

  the Company's ability to implement its growth strategies;
  the Company's ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;
  the Company's competitive advantages;
  the development of new products and product formats for the Company's products;
  the Company's ability to obtain and maintain financing on acceptable terms;
  the impact of competition;
  the changes and trends in the cannabis industry;
  changes in laws, rules and regulations;
  the Company's ability to maintain and renew required licences;
  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;
  the Company's ability to keep pace with changing consumer preferences;
  the Company's ability to protect intellectual property;
  the Company's ability to manage and integrate acquisitions;
  the Company's ability to retain key personnel; and
  the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.
3	MD&A

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see "Risk Factors". All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated October 29, 2020.

Company Overview

HEXO is a vertically integrated consumer-packaged goods ("CPG") cannabis company. Our goal is to become a global cannabis industry leader with one of the highest market shares in Canada. After establishing a strong presence within our home market of Quebec, we have expanded nationally, focusing on selling adult use and medical cannabis to consumers who count on us for safe and reputable, high-quality products. We recently took the HEXO brand international with our sale of medical cannabis products to Israel. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers.

HEXO believes in a few years a handful of companies will control a significant portion of the global market share, and that we are positioning ourselves to be one of these companies1 . We believe that having strong standards of operational excellence, executing at scale, growing low-cost high-quality cannabis, having strong CPG partnerships and becoming profitable in Canada is critical to attaining global success. Our presence covers over 95% of the Canadian population through most major Canadian markets via our governmental and private retail distribution agreements and five-year contract as a preferred supplier with Quebec's Société québécoise du cannabis ("SQDC"). We continue to reinvest in our technology platform, focusing on the future of cannabis, and our proven ability to create new products and formulations that meet the increasing demands of the global cannabis consumer. We possess one of the cannabis industry's top cannabis IP portfolio's2  and are among the cannabis industry's top innovators with award-winning products such as Elixir, Canada's first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption.

The legalized Canadian cannabis industry has grown significantly since its inception, however, there have been several changes in market conditions and assumptions which have created significant challenges for the cannabis industry in Canada, including HEXO.  Revenue growth in the Canadian market continues to be hindered by slower than expected store openings, particularly in Ontario and Quebec3 , which are the most populous provinces in Canada. Dry flower and cannabis derivative products pricing levels continue to adjust to accommodate supply and demand levels since legalization and with initial consumer sell through being slower than expected. The illegal market continues to hold a significant share of the total Canadian cannabis market4 . HEXO launched Original Stash, a quality brand, one of the first of its kind, that is designed to compete with the illegal cannabis market and increase our overall market share.

During the year ended July 31, 2020, we strengthened our capital position by raising over $262,756 through public and private placement offerings. The Company's working capital as at July 31, 2020 and forecasted cash flows are expected to provide sufficient liquidity to meet cash outflow requirements through to at least the end of the next fiscal year in 2021. Please see "Financial Position - Liquidity and Capital Resources - Going Concern" in this MD&A, for a more detailed discussion.

We are currently dual listed on the TSX and the NYSE5  and in doing so have increased our access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

_____________________________________________
1 Based on: (i) analyst commentary on the development of the cannabis industry in Canaccord Genuity Corp.'s report entitled "Cannabis Monthly, February 2019", dated February 20, 2019; (ii) the example of how the alcohol industry developed and consolidated post-prohibition, general commentary and analysis about the adult-use cannabis industry to the effect that, as a similar regulated industry, it can be expected to develop and consolidate in a similar fashion, and evidence that this is currently the trend in the industry; (iii) the Company's review of existing and developing cannabis sales by other licensed producers since the legalization of the adult-use cannabis market; (iv) the Company's current position in the adult-use market and its belief as to its competitive advantages arising from: (A) being a market leader in Quebec, its expansion into other select markets in Canada particularly Ontario, and increasing market share of sales in those markets; (B) offering a selection of products at a variety of price points; (C) maintaining a competitive cost structure; and (D) its joint venture with Molson Coors.

2 Based upon a third-party report from August 1, 2019 to April 30, 2020 which compares the Company's published patent applications relative to its peers in the Canadian Cannabis market using public data.

3 Source: www.mjbizdaily.com/ontario-to-double-pace-of-new-cannabis-store-approvals.

4 Source: https://financialpost.com/cannabis/cannabis-business/illicit-pot-still-dominates-after-two-legal-years

5 On April 7, 2020 that the Company was no longer in compliance with the NYSE's US$1.00 share price continued listing standard (the "Price Listing Standard") as a result of the average closing price of its common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. See section 'Non-Compliance with NYSE Listing Notification.'

4	MD&A

Vision, Mission and Values

MISSION

To enhance people's enjoyment of life by creating globally trusted brands of easy-to-use and easy-to-understand cannabis products.

VISION

To create branded, consistent, quick onset and offset cannabis experiences for sleep, sport, sex and fun delivered through a full range of "Powered by HEXO" products developed in-house and in partnership with Fortune 500 partners.

OUR VALUES

Execution - deliver on our commitments;

Collaboration - work towards our common goals, grow through radical and respectful honesty and share in our collective success;

Innovation - innovate through our products and our business solutions. We take risks, learn, grow from failure and continuously strive for excellence; and

Integrity - do the right thing, for our people, our shareholders, our consumers, our community and our planet.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do - innovation, cultivation, production, product development, distribution - we exercise rigor which allows us to offer adult-use consumers and medical cannabis patients uncompromising quality and safety.

Our strategy is built on three pillars: operational excellence, innovation and market leadership. In striving to achieve operational excellence our immediate focus remains on effective demand planning and production.  We are continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company's focus on profitability. Our innovation department is actively working towards developing modern, cutting edge cannabis products for the Canadian cannabis derivatives market. We plan to invest in even better, science-backed cannabis experiences and platform technology, as we continue to develop advanced ingredients formulations for use with our partners. To expand our market leadership, we will use our dominant position in our home province of Quebec to strengthen distribution in select markets across the country with our brands, Up, HEXO Plus, HEXO and Original Stash.

We adapt and adjust our approach, as needed, to achieve our goals under these three pillars in response to the evolving cannabis market and acquired data. An example of this is the newest brand offering by the Company, HEXO Plus which was conceived and launched into Quebec, in response to strong market demand for high THC content cannabis products6.

Truss Beverage Co.

We have positioned ourselves to meet the cannabis beverage demand with one of the widest portfolios in the Canadian market, through Truss Limited Partnership ("Truss" or "Truss Beverage Co.") our Canadian business venture with Molson Coors Canada ("Molson Canada"). As of the date of this MD&A, a full line of cannabis beverages and extract products "powered by HEXO" have been announced and have begun to be rolled out across select Canadian provinces.

Truss is committed to developing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. The CBD and THC products within the portfolio have been developed with consumer input at every stage of development. The current portfolio consists of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life's little victories;

House of Terpenes: A range of sparkling tonics with botanically sourced terpenes that celebrate the flavours of cannabis;

Mollo: Crisp with an easy drinking taste;

Veryvell: A complete line-up of products to support your self-care journey; and

XMG: Bold and high intensity flavoured beverages.

The previously announced six brands were revised down to five, after the removal of the intended cannabis infused CBD spring water line, FlowGlow, with the partner Flow Glow Beverages Inc. The brand was eliminated from the product portfolio due to an adjustment to the commercial priorities of Flow Glow Beverages Inc., which have shifted and lead to the decision to not pursue CBD waters. It was a decision that Truss was fully aligned with and has subsequent to July 31, 2020, launched a CBD sparkling water product through the Veryvell brand.

In May 2020, the VeryvellTM line of water-soluble cannabis extract drops were launched for public consumption across several Canadian provinces, representing Truss Beverage Co.'s first product offerings. The VeryvellTM line consists of Exhale; a CBD dominant product, Tingle; a balanced 1:1 CBD/TCH product and Yawn; a THC dominant product. This product line utilizes a dosing cap to provide more control over dosage and offers a range of preferred experiences.

_____________________________________________
6 Based upon the Company's analysis of target demographics and internal sales velocity within the province of Quebec.

5	MD&A

Subsequently, in early August 2020, the additional beverage products Mollo and House of Terpenes were made available for public consumption. This was followed shortly thereafter with the release of Little Victory and additional Veryvell products.

Appetites for smoke free alternatives to cannabis consumption7  continue to shift and solidify through the introduction of Cannabis 2.0 products into Canada. HEXO believes that through the Truss brands, powered by HEXO, we are poised to meet this demand through a well-balanced, broad suite of beverage offerings.

The Truss beverages are produced and distributed from HEXO's Belleville facility. Truss will operate out of a separate space at the Belleville facility in which it will create infused beverages, while HEXO will run production and transformation operations for the cannabis infusion of the beverages in its separate space in the Belleville facility. Currently, the beverage related operations are conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or "HEXO CIB") under HEXO's licensing, until Truss obtains its own separate license (see section 'Cannabis Infused Beverage ("CIB")'). We expect Truss to acquire the appropriate selling license from Health Canada during calendar year 20218 , at which point sales and operations will transfer to Truss. Truss submitted their independent application to Health Canada on October 26, 2020.

We continue to believe in the potential of partnership opportunities in the cannabis space. Due to the length of time and level of complexity in developing arrangements under our Hub and Spoke model, we are now opening ourselves up to explore other types of partnership opportunities with CPG companies. As this approach continues to evolve, we are looking forward to introducing new formulations into the cannabis market.

Truss CBD USA

During the period, the Company and Molson Coors Beverage Company ("Molson Coors") created a second business venture, Truss CBD USA LLC ("Truss CBD USA"). The venture was conceived to explore opportunities for non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Similar to the Company's Truss Beverage Co. venture with Molson Canada, Truss CBD USA will be majority owned by Molson Coors and will operate as a standalone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA will leverage the gained industry and manufacturing knowledge of our Canadian Truss Beverage Co. Canadian venture in its business. The State of Colorado has had legalized adult-use cannabis sales since November 2012 and possesses an already established regulatory framework for CBD products. The operations of Truss CBD USA were not material in the period.

_____________________________________________
7 Surveyed likely users of adult-use cannabis responded that they were 37% inclined to consume legal cannabis infused beverages per Deloitte's "Nurturing new growth: Canada gets ready for Cannabis 2.0" report.
8 Due to the experienced delay in obtaining the Belleville facility's sales license, in part, due to Health Canada and the COVID-19 pandemic related delays, the expected timing for Truss acquiring their independent license has been delayed. The Company which previously expected the licensing within 12 months of April 30, 2020 now expects to receive licensing within the 2021 calendar year. The assumption of acquire this licensing is derived through the Company's internal expertise and historical experience in obtaining licensing from Health Canada.

6	MD&A

7	MD&A

THREE STRATEGIC PILLARS

Our strategic pillars reflect our belief that companies that achieve large-scale distribution; a well-rounded spectrum of products; and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our "powered by HEXO" experiences across the full spectrum of products, price points and delivery methods.

Operational Excellence

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor ("Cannabis Regulations"), growing and producing high-quality cannabis. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies, improve yields and decrease costs.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. These conditions allow us to continue to focus on ensuring that we maintain our low-cost production and move towards achieving profitability in the Canadian market.

On the border of Canada's two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to three of the country's major urban areas, Montreal, Ottawa and Toronto. We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

When the Canadian cannabis industry's conditions shifted, HEXO was one of the first licensed producers to take action. In the fall of 2019, we scaled back operations, made the difficult decision to reduce our workforce, and reassessed our capital priorities. Management remains focused on optimizing our capital base and efficient, full utilization of our operational assets.

Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our focus on research, innovation, technology and product development also reflects our strategic priorities. Our Innovation team benefits from experience in CPG innovation and is actively exploring ways to increase our expertise related to cannabis applications and forms of delivery and to expand our product range.

HEXO launched its first derivative products, Original Stash OS.Hash10 and OS.Hash20 in the Spring of 2020, representing the first of its kind, dry sift hash products. We then began rolling out our first vape products, in the second half of fiscal 2020, beginning with a line of disposable single strain, high quality THC vape pens. This was followed thereafter by our first reusable vape products which launched across Canada.

We continue to assess market demands and research new and exciting ways to bring our HEXO derivate and powered by HEXO products to capitalize on opportunities in the cannabis derivatives market. We have continued our journey in launching new products throughout the first quarter of fiscal 2021, and as of the date of this MD&A, we now publicly offer OS.KLIK, OS.JOINTS, CBD soft gels and have expanded the portfolio of vape cartridge product offerings.

OS.KLIK is a high-quality distillate which includes purified THC and CBD and plant derived terpenes and comes in a convenient, easy-to-use applicator for mess-free, metered dosing. OS. KLIK distillate can be vaporized or inhaled. HEXO CBD softgels are sold in a package of 30 and are offered in two formats: 10mg per softgel and 25mg per softgel. The 25mg format provides a high concentration of CBD per dose while the 10mg product offers consumers flexibility and precision to find the right dose for them. OS.JOINTS are offered in a 12 pack of pre-rolls, each with 0.6g of dried cannabis. The pre-rolls were created with a blend of cannabis and are packaged in a resealable, child-resistant pouch. We plan to expand and add additional product offerings to current and future cannabis 2.0 product lines over time.

8	MD&A

Through HEXO's proven innovation capability and quality cannabis that the adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult-use clientele and attract consumers who may otherwise purchase cannabis from unlicensed dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing product options.

As at July 31, 2020 the Company has filed 60 patent applications focused on devices, formulations, packaging and processing. The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb.

Beyond the funds required for our currently planned capital investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to product innovation, development and production. An element of this focus is the continued development of our Belleville, Ontario facility, which, houses manufacturing and distribution of the Company's legacy and cannabis 2.0 products, as well as the operations of HEXO CIB. Full licensing of this facility was achieved in May 2020 which permits the Company to manufacture edible products. This will directly support our continued leadership position in the Canadian cannabis market as it now allows for increased logistical efficiency and cost effectiveness - as both a distributor and a product innovator.

Keystone Isolation Technologies Inc.

We established the venture Keystone Isolation Technologies Inc. ("KIT") of which HEXO holds a 60% interest. Through KIT we believe we have obtained high capacity, top echelon technology for cleaning cannabis and hemp of harmful pesticides, and isolating cannabinoids, which we believe gives us an edge in bringing quality extracts to our potential partners. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and global market for cannabis derivatives.

Innovation and Trim Management

We have established a trim management initiative to drive up trim utilization and also systematically reduce this inventory on hand. Cannabis trim is a product of the harvesting process in which the flower and trim is removed from the plant along with other extraneous plant matter. As trim is a by-product, the total volume of trim, by its nature, is subject to overall cultivation volumes of the Company and therefore, from harvest to harvest may increase relative to total harvested volumes. This on hand inventory is being used as the primary ingredient in the manufacturing of our Original Stash products, hash and pre-rolls. During the fiscal year we have invested in improving our cultivation processes and increased the potency (content of cannabinoids within the plants) of our flower and trim. Historically, the buildup of trim in inventory lead to increased cost of sales and decreased gross margin due to limited value adding options for trim usage. Thus, the effort in tactically reducing our trim inventory is aimed to normalize these metrics. Going forward, trim is expected to be utilized within several additional cannabis 2.0 value added cannabis products.

Medical Innovation

Since our inception as a medical cannabis company, through to the legalization of adult-use cannabis in October 2018, we have prided ourselves on our dedication to serving the medical market and its clientele. We have continued acting on this dedication through the launch of our new 30g, odour-proof and child-resistant pouch packed, dried flower product offering. Currently offered in two of our long-time favorites, Tsunami and Bayou. Offering our quality dried flower in the 30g packing format (as mandated by Health Canada, a medical cannabis authorized patent is allowed the lesser of 150 grams or a 30-day supply of dried cannabis (or the equivalent in cannabis product) in addition to the 30 grams allowed for adult-use purposes) ensures our patients an easy and efficient alternative to obtain their medical cannabis. Subsequent to the fiscal year end, we have launched additional products under our medical platform such as Veryvell drops, soft gels and KLIK. We continue to align certain, select products from our adult-use portfolio expand our medical offerings and provide a broader range of options to our valued patients.

Market Leadership

We believe the initial years following legalization are proving to be the most critical in determining the future shape of the cannabis industry in Canada and that country-wide distribution and financial strength will be critical to securing a top market position. The regulatory environment for the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and the continuously evolving Canadian cannabis industry's supply and demand conditions, amongst other factors, it is clear that market penetration and brand awareness are essential during these formative years in Canada's cannabis industry.

For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, while making strategic inroads in other markets across the country through provincial supply agreements and arrangements. The Company now holds supply agreements and arrangements across ten provinces. We believe by offering a diverse house of brands that resonate with consumers across market segments, representing innovation, quality and consistency of experience, we will obtain a leading Canadian market share.

9	MD&A

PREMIUM

HEXO Plus offers a high-THC potency with a stronger terpene profile, creating a rich sensorial experience.

HEXO Plus comes from the same quality and innovation that is built in to HEXO's award-winning products that Quebecers know and love.

PREMIUM

Quality cannabis in the premium category, with brand promise of 20%+ THC for the discerning cannabis consumer, celebrating the virtues of Canadian life.

MID MARKET

HEXO is the flagship brand under which the Company entered the adult-use market upon legalization in Canada.
HEXO currently offers a variety of quality dried cannabis and cannabis derivative 2.0 products in cannabis flower, milled, decarb, vape and oil product formats. The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains

VALUE

Original Stash is a mass market brand that goes back to why we consume cannabis: for the simple pleasure it gives us. Original Stash is focused on frequent Canadian cannabis consumers, who want quality cannabis, but are conscious of legal market premiums.

Original Stash first entered the market with a 28- gram product offering, containing a blend of cannabis flower. This volume format was the first of its kind in the legal Canadian market, and the Company is proud to be able to bring it to Canadian consumers. The newest offerings under Original Stash are Hash, Klik and Joints.

QUALITY WEED. TOTALLY LEGIT.

POWERED BY HEXO

The Company's first partnership established with Molson Canada, Truss Beverage Co. offers a variety of cannabis infused beverages, powered by HEXO.

Five product lines under the Truss Beverage Co. umbrella have been established with a variety of tastes, active ingredient content and consumption formats.

10	MD&A

HEXO GROUP OF FACILITIES

Purpose Built Manufacturing

We have designed our Belleville facility as a purpose-built manufacturing center. By using specifically designed automation and best in class cannabis technology to streamline our processes, we are focusing on long term cost reductions and improvements to our portfolio wide gross margins.

The centralized location of the facility, the Company's first outside of Quebec, is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. The Belleville facility acts as the main development and processing facility for HEXO's cannabis derivative products. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including hash, vapes, non-alcoholic beverages, and other edible cannabis products.

The following provides information about HEXO's facilities:

Gatineau, Quebec

HEXO's Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as Building 9 or B9. Except as noted below, the facility is licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (current license was amended during the period and was effective April 7, 2020 and expires April 7, 2023), and Research (the previous license obtained October 25, 2019 was amended to include the Belleville and Vaughn facilities, with the result that the current license is effective August 27, 2020 and expires October 25, 2024)) and fully operational.

When construction on B9 started in January 2018, the initial budget for the facility was approximately $157,000 in construction costs and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in December 2018 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed, and a first phase of the facility was licensed in December 2018. A first harvest in this facility was completed in April 2019. Work continued in completing the fit up of additional zones and obtaining additional phased licensing.

As at October 31, 2019, the fit up of the facility was substantially complete subject to ongoing work on the final 5th phase additional cultivation zone, additional fit up of shipping and packaging areas, administrative space and front of house space and ongoing and evolving modifications to the facility's infrastructure for constant yield and production improvement. The budget had been revised down to approximately $132,000 through scaling back ancillary capital needs and equipment in order to help reduce capital spending within the first quarter of fiscal 2020. Also, during October 2019, activities in 200,000 sq. ft. comprising the 5th phase of B9 were deferred by the Company as part of its cost-cutting measures. The construction of the 5th phase resumed during the second quarter of fiscal year 2020. During the third quarter of fiscal year 2020, the 5th phase construction was again put on hold in order to prioritize and allocate capital resources to align with current production and business initiatives. The finalization of the security system and lighting, along with other fit ups are required to have the final phase licensed. These activities were previously set to resume in the fall of 2020 and have since been pushed to an estimated resumption date in the second quarter of fiscal 2021 due to an alignment of the Company's inventory needs and future planed product launch dates.

As at July 31, 2020 the Gatineau facility is operational and directly and/or indirectly generates sales for the Company, with the exception of B9's 5th phase. The approved budget for phase 5 is $5,550 with approximately $4,469 to be realized over the course of fiscal 2021. The actual spend on phase 5 during the period was $73 which leaves the remaining approved budget capacity at $4,396.

The expected completion for the project is estimated in the first half of fiscal year 2021.

Brantford, Ontario

HEXO's Brantford, Ontario facility is a strain development and additional cultivation facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land, which was acquired through HEXO's acquisition of Newstrike Brands Ltd. in May 2019. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada's pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective December 6, 2019 and expiring December 6, 2022)) and fully operational.

11	MD&A

Belleville, Ontario (HEXO and Truss)

HEXO's Belleville, Ontario facility is its centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company's main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss, the Company's venture with Molson Canada, is planned to operate at this facility once it obtains a separate license from Health Canada and it currently effectively operates under HEXO's license through HEXO CIB. The Company has subleased 183,600 sq. ft. to Truss, which Truss has then subleased back to HEXO CIB pending Truss' licensing. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara.

The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical Purposes (current licence effective October 21, 2020 and expiring October 21, 2023) as well as for Cannabis Research (effective August 27, 2020 and expires October 25, 2024) and operations commenced there in November 2019 for certain packaging activities permitted by this licence. HEXO received an amendment to the licence to authorize non-medical sale of additional cannabis product types, including derivative products on May 29, 2020. Following this are final phases of the facility's fit up and equipment installation and modification will occur.

When construction on the Belleville facility started in January 2019, the initial budget for the facility was approximately $188,000 in improvements and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in April 2019 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed, and the initial licensing of the facility was obtained in October 2019.

As at October 31, 2019, approximately $68,164 had been incurred and the budget had been revised to approximately $112,729 in the prior quarter as the Company scaled back the facility's receiving/storage space, processing rooms and staff support/office area for savings of $70,000. An additional $5,000 was added to the budget to accommodate the new strategy of Truss operating under HEXO's license within the facility until Truss obtains a separate license. Accordingly, as at October 31, 2019, budgeted expenditures of approximately $44,565 remained to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility.

As at April 30, 2020 the approved remaining budget was approximately $11,202 to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility. As noted above, the license was received in May 2020, and subsequently, in June 2020 the facilities overall budget was increased to $15,438, however this relates to post licensing additional fit-ups, extraction and production/packaging costs.

Accordingly, as at July 31, 2020 the status of the facility is now operational and participates in generating sales for the Company.

Belleville, Ontario (KIT)

KIT is expected to operate out of a separate area within the Belleville facility and provide the Company with high quality extraction technology to facilitate production transformation of certain of the Company's derivative products. KIT will effectively operate under the Company's license as described in section 'Belleville, Ontario (HEXO)'.

As at July 31, 2020 it remains undetermined if KIT will operate within the Company's existing license parameters or if future amendments will be required to accommodate this space.

The initial budget has been targeted at approximately $5,500 to take KIT operational. However, it remains early in the process and this budget is subject to material change. Management plans to have KIT operational before the end of fiscal 2021.

Montreal, Quebec (SQDC distribution)

HEXO's Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational, having commenced operations in October 2018. This facility is regulated by the SQDC and does not require licensing by Health Canada.

Vaughan, Ontario

HEXO's Vaughan, Ontario facility is its planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The build out of this facility, which includes a sensory testing area and a complete commercial kitchen was significantly completed in the fourth quarter of fiscal 2020, the project was slightly delayed to the following quarter due to the licensing timing. The initial estimated construction costs for the facility were approximately $1,118. As at July 31, 2020, approximately $979 of capital expenditures were incurred, leaving an approximate remaining budget of $140 for minor fit ups. The facility received its Cannabis Research license on August 27, 2020 which is effective until October 25, 2024.

12	MD&A

Montreal, Quebec

HEXO's Montreal, Quebec research facility is its planned general research and development laboratory for advanced cannabis platforms (i.e., products and methods of consumption), featuring 19,600 sq. ft. of leased commercial space. The build out of this facility was expected to be completed in August 2020, however, management has undergone a reassessment of the Company's properties and has made the decision to relocate activities intended to be carried out at the Montreal facility to the Belleville facility. During the first quarter of fiscal 2021, active marketing for sublease of the facility was commenced. The facility is not yet licensed by Health Canada nor will it be applied for. As at July 30, 2020, approximately $250 of capital expenditures remained to be incurred on the budget of $611, however, in light of the relocating of the relevant assets and activity, these no longer represent expected capital expenditures.

Ottawa, Ontario	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its corporate head office.

During the period, the Company sold its previously owned Niagara, Ontario facility and certain related assets for total consideration of approximately $11,000 (inclusive of an associated $750 liability transferred to the acquirer). This followed the Company's strategic review of its cultivation capacity and subsequent decision to market the Niagara facility and the associated excess equipment for sale.

Canadian Cannabis Landscape

RETAIL DISTRIBUTION CHANNELS BY PROVINCE AND TERRITORY

All provinces and territories have established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through supply agreements and arrangements for distribution within all ten provinces of Canada.

IMPACT OF COVID-19 ON RETAIL DISTRIBUTION CHANNELS

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing.

During the first few months of the pandemic, provincial governments have had to respond to the COVID-19 pandemic by determining if the sale of cannabis would be deemed as an essential service and under which mediums (instore, curbside pick-up and/or online) cannabis could be sold. A range of responses occurred and are outlined below.

Quebec - The Quebec government deemed the SQDC as an essential business and therefore both instore and online sales options remain available to the public. The SQDC had also previously announced plans to double its number of stores which may now be delayed. The SQDC has stated there have been no issues with product supply in-store or online.

Ontario - The Ontario government initially listed cannabis retailers an essential service. On April 5, 2020, Ontario removed cannabis retail stores from the essential workplace list and ordered store closures for at least two weeks. On April 7, 2020 Ontario then partially reversed this order by granting authorization to cannabis retailers to offer delivery and curbside pick-up services; which remains in place as at the date of this MD&A. The government placed a temporary pause on the issuance of retail store authorizations until the emergency order over retail store closures has ended which further impacted the slow roll out of private cannabis retailers in the province.

13	MD&A

Alberta - The Alberta government established that cannabis retail outlets and operations of the Alberta Gaming, Liquor and Cannabis agency ("ALGC") are considered essential businesses. There have been no material impacts to the ALGC or retailer's cannabis supply chains to date9 .

Saskatchewan & Manitoba - These provincial governments established that cannabis retailers are considered essential businesses.

British Columbia - Similar to Alberta, the British Columbia government has classified cannabis retailers (both privately held and publicly held by the British Columbia Liquor Distribution Branch ("BCLDB")) as an essential service. The provincial government decided to allow private cannabis retailers to allow for online and over the phone purchases, both of which still require in-store pick up. Some private retailers voluntarily, shut down their stores temporarily and have since reopened to the public as a precaution.

East Coast Markets - Nova Scotia's government responded with a reduction of in store hours, aside from this, the market has remained unaffected. New Brunswick has limited the number of customers in stores and offers online click and pick shopping. Newfoundland and Labrador also remained open, however several private retailers voluntarily temporarily closed for a period, for precautionary purposes. Finally, Prince Edward Island continued offering online sales and temporarily closed its brick and mortar locations and reopened with certain instore restrictions such as physical distancing and limiting the number of patrons inside at a given time.

THE COMPANY'S DISTRIBUTION BY PROVINCE AND BRAND

* As at July 31, 2020, Up was listed but not available in the provinces of BC, AB, MB, SK, and NFLD. Up was subsequently listed in ON through the OCS in September 2020.

UPDATE ON QUEBEC

The Company has a five-year supply contract with the SQDC. During the first-year post-legalization, HEXO sold approximately 10 tonnes of cannabis under this contract, achieving an estimated 33% market share in Quebec based on volume sold and sell through data provided by the SQDC, in line with our market share goal. Although total sales for the first year did not reach the 20 tonnes originally expected under the contract, our actual sales relative to expectations were proportionate to total sales by the SQDC, which only had initial sell-through in year one of roughly half of the total amount it had expected to purchase for all licensed producers.  While the Company had a right under the contract to require the SQDC to purchase the full 20 tonnes of the outstanding commitment during the first year of the agreement10 , the Company did not seek to enforce this right on the belief that it would be short sighted given the general results in the industry and the SQDC's initial sell-through and from the perspective of its overall business relationship with the SQDC and its position in Quebec11 .  While HEXO did not achieve the expected volume for the first year, HEXO met its goal of achieving a premiere market share in Quebec and remains a preferred supplier to the SQDC.

_____________________________________________
9 Source: aglc.ca/covid-19.
10 Further to the disclosure in the Company's press release dated April 11, 2018 announcing the contract, the Company's amended and restated short form base shelf prospectus dated December 14, 2018 and the Company's annual information form dated October 28, 2019 for the year ended July 31, 2019.
11 By amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the 1st year obligation to purchase the full 20 tons of the outstanding commitment.

14	MD&A

While we continue to strive towards maximizing our annual sales with the SQDC, as of the date of this MD&A, based on current market conditions which include but are not limited to, fewer brick and mortar SQDC stores (150 revised down to 100) than originally scheduled for initial rollout and evolving and more restrictive provincial regulation over cannabis consumption, we no longer expect to achieve the previously anticipated 35 tonnes in the second year of legalization under our contract with the SQDC, and if these conditions continue, we expect we will not likely achieve the previously anticipated 45 tonnes in the third year of legalization under our contract with the SQDC. As previously disclosed by the Company, both of these amounts are non-binding targets and there are no requirements for the SQDC to purchase these amounts. Until there is greater clarity and stability of market conditions, it is difficult for the Company to predict with any degree of certainty what sales levels may be expected or achieved. In any event, we remain a preferred supplier of the SQDC as we continue to expand our product offerings and achieve maximum sales based on the demands of consumers, maintain market leadership and the current and evolving market.  We currently supply the SQDC with HEXO, HEXO Plus and Original Stash products as well as Truss beverage products (currently through HEXO CIB).

In addition, and separate from the five-year supply contract we have with the SQDC, we hold a distribution agreement with the SQDC under which we manage, with Metro Supply Chain Group Inc., the warehouse and distribution of products from all licensed producers who have contracts with the SQDC for all direct-to-consumer shipments within the Province of Quebec for Quebec adult-use orders placed through the SQDC's online webstore. In consideration for its services in managing the warehouse and distribution of these products under the agreement, the Company earns management fees from the SQDC, which are reflected as ancillary revenue in our financial statements.

HEXO USA

The Company established its wholly owned U.S. based entity HEXO USA Inc ("HEXO USA") on May 19, 2019, to facilitate expansion into the US market.

We believe that strategic partners will be able to benefit from HEXO's innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states and to offer its "powered by HEXO" products via KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements. Our first entry was gained in April 2020, through the creation of our Truss CBD USA venture in the State of Colorado with partner Molson Coors.

Truss CBD USA Joint Business Venture

On April 15, 2020, the Company announced the formation of its Truss CBD USA joint business venture with Molson Coors to explore opportunities for non-alcohol hemp-derived CBD beverages in the State of Colorado. Established in Colorado, Truss CBD USA will be majority owned by Molson Coors and will operate as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA and HEXO's activities in relation to it will be conducted in accordance with all applicable laws.

The Company does not currently have and is not in the process of developing marijuana-related activities in U.S., even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a "U.S. Marijuana Issuer" within the meaning set forth in CSA Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities.

HEXO MED

The Company's Greece based joint venture, HEXO Med S.A ("HEXO MED") with QNBS P.C. was formed with the intention for the development of a 350,000 sq. ft. license facility that would be used for the manufacturing, processing, and distribution of medical cannabis products destined for the European market. The Company had previously disclosed that, after a thorough assessment of future capital needs and obligations, any further funding from the Company had been placed on hold and HEXO MED was in the process of seeking independent financing which could have decreased the Company's ownership interest. Throughout the fiscal year, such financing was sought for the commencement of HEXO MED's business plan, all the while HEXO and QNBS were reassessing aspects of the business plan for HEXO MED. Subsequent to the fiscal year end, the Company and QNBS have mutually agreed that they will part ways with one another, with HEXO disposing of its interest in HEXO MED in a continued effort to refocus its capital, resources and efforts towards the immediate Canadian cannabis market.

As the Company moves on from HEXO MED, this now presents an opportunity for future growth through exporting and repatriating our brands and products to Europe, as indicated by the sales made in the period to Israel.

15	MD&A

Corporate Restructuring

In the first quarter of the year ended July 31, 2020, the Company initiated a comprehensive evaluation of its operations in order to adjust to the evolving economic conditions and regulatory environment of the Canadian cannabis industry. As a result, the Company began rightsizing its operations with a view towards profitability and long-term stability. As a part of these changes, the Company eliminated approximately 200 positions across all departments and locations while activities were suspended by the Company at the Niagara facility and in 200,000 sq. ft. comprising the final 5th phase of B9 at the Gatineau facility. The Niagara facility was then permanently shut down and sold in June 2020. The Company was one of the first licensed producers in Canada to recognize the shift in the economic landscape and adjust accordingly, and believes it is now in a position of increased financial strength and flexibility relative to other licensed producers. The Company continues to monitor the changing Canadian cannabis economic landscape whilst implementing its new budgetary and operating initiatives for fiscal 2021, in attempts to meet its goal of a positive Adjusted EBITDA in the first half of fiscal 2021 (see material assumptions in the section "Outlook").

HEXO and COVID-19

In December 2019, the novel COVID-19 coronavirus emerged in Wuhan, China and eventually spread globally. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread and escalation of COVID-19 cases both nationally and internationally could have an adverse impact on our business, operations, financial outlook and financial results, including, but not limited to, disruptions to our cultivation and processing activities, supply chains and sales channels, as well as the deterioration of general economic conditions including a possible national or global recession.

COVID-19 and the Company's response relate to the third and fourth quarter of the fiscal year. The Company has assessed the impact of the virus on its operations and has disclosed the impact accordingly within this MD&A.

HEXO's operations are split between Quebec and Ontario. Both provinces have deemed cannabis licensed producers as essential. Due to our geographical location there is a general a requirement for our Ontario based employees to travel to Quebec and vice versa, which was permitted under the travel restrictions imposed upon the Quebec/Ontario border in the early stages of the pandemics. Thus, we were operational during the early stages of the pandemic and continue to be so. We remain vigilant to continue delivering our products in a safe and reliable manner to our partners, medical patients and consumers.

People

In response to the pandemic we established a COVID-19 response team which was tasked to manage the Company's information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly. We have transferred all functions which can do so, to work from home and operate purely from stay at home, web-based/teleconferencing platforms. For those functions which require to remain 'on site' from day one we increased our focus on social distancing, additional personal sanitation stations and through full personal safety equipment such as gloves and masks, as well as, additional hand sanitizing stations throughout our manufacturing and administrative facilities. We have implemented travel restrictions for work related travel where deemed unnecessary and restricted visitor access to our facilities. We implemented mandatory 14-day quarantines for all workers returning from vacations or out of country visits during the onset of the pandemic. We initiated a program 'Hero Pay' to support our cultivation and manufacturing employees who continue to work during the pandemic.

Community

As a part of our continued goal of social responsibility, in response to the need for personal safety N95 masks for front line public health workers we donated excess masks to Outaouais paramedics and the Quinte Health Authority.

Operations

During the onset of the pandemic, we performed a full review of all Health & Safety Standard Operating Procedures with specific focus on personal protective equipment as a result of the COVID-19 outbreak. We implemented protocols in early March 2020 that exceeded government health authorities' recommendations. Throughout the pandemic, HEXO continued to hire planned full-time roles both in the direct labour and skilled labour fields. Furthermore, in light of the pandemic, we expedited our cloning activity in the cultivation process which was already underway as a part of our inventory rightsizing initiative which also allowed for the minimization of the number of employees required to be onsite. This will result in a reduction of harvest volume expected to be realized in Q1 of fiscal 2021.  HEXO's operations have felt a very minimal impact to the overall operation and volumes were unimpacted by COVID-19 related issues. We do not foresee any impact to supply to the market. Thus, during this pandemic, we continue to cultivate, manufacture and produce the same high-quality cannabis products the market has come to expect.

Distribution

As discussed in the section "Impact of COVID-19 on Retail Distribution Channels", most provincial bodies have deemed cannabis retail as an essential service. As such our provincial distribution remains relatively unimpeded. It remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, however, we continue to work with provincial and private entities towards the goal of  penetrating deeper into all markets and allow for the public to safely and reliably consume our products.

16	MD&A

Supply Chain

On a day-to-day basis, we continually monitor the economic response to COVID-19 and work together with our valued supply chain partners in order to mitigate various potential disruptions to our operations. To date, there have been no indicators of material issues to our supply chain.

Liquidity

At the date of this MD&A management believes that we possess sufficient resources and capital to meet any continuing COVID-19 health requirements in order to remain operationally compliant with the healthy authorities mandated regulations and to meet ongoing working capital requirements from operations, maintain compliance with existing debt covenants, fund budgeted capital projects, and launch additional revenue streams.

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Corporate Social Responsibility

At HEXO, our goal is to be one of Canada's leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. We will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

Other Corporate Highlights and Events

FOURTH QUARTER OF FISCAL 2020

Closing of a $46m Underwritten Public Offering

On April 13, 2020, the Company closed an underwritten public offering of 59,800,000 units, including 7,800,000 units issued on the exercise in full of an over-allotment option, at a price of $0.77 per unit for gross proceeds of $46,046. Each unit was comprised of one common share and one common share purchase warrant. Each warrant is exercisable to acquire one common share for a period of five years from closing at an exercise price of $0.96 per share.

Closing of a $57.5m Underwritten Public Offering

On May 21, 2020, the Company closed an underwritten public offering of 63,940,000 units, including 8,340,000 units issued on the exercise in full of an over-allotment option, at a price of $0.90 per unit for gross proceeds of $57,546. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share for a period of five years from closing at an exercise price of $1.05 per share.

Early Conversion of Debentures

In two closings on June 10, 2020 and June 30, 2020, the Company closed an early conversion option transaction (the "Early Conversion Option") with the holders of $29,860 aggregate principal amount of the Company's 8% unsecured convertible debentures maturing December 5, 2022 (the "Debentures"). Under the Early Conversion Option, $29,860 aggregate principal amount of the $70,000 aggregate principal amount of Debentures outstanding was voluntarily converted into a total of 37,325,000 units of the Company (the "Conversion Units") at a price of $0.80 per Conversion Unit. Each Conversion Unit consisted of one common share of the Company (a "Conversion Share") and one-half of one common share purchase warrant of the Company (each whole warrant, a "Conversion Warrant"). Each Conversion Warrant is exercisable by the holder to purchase one common share of the Company at an exercise price of $1.00 per share for a period of three years from issuance.

The Conversion Shares are subject to restrictions against resale for 12 months from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and the common shares of the Company issuable upon exercise of the Conversion Warrants are subject to resale restrictions for four months and one day following issuance under applicable securities laws.

On May 18, 2020 the Company agreed with certain holders of the Company's 8% unsecured convertible debentures maturing December 5, 2022 (the "Debentures") who accepted an opportunity offered by the Company to voluntarily convert all or a portion of their Debentures for Conversion Units (as defined below) in respect of a total of $29,860 aggregate principal amount of Debentures (the "Early Conversion Option").

The Early Conversion Option had been offered to all holders of the $70,000 outstanding aggregate principal amount of the Debentures, subject to acceptance by holders of a minimum of $20 million aggregate principal amount of the Debentures and a maximum of $30,000 aggregate principal amount of the Debentures being converted, with holders electing to convert more than this maximum amount being limited to converting their pro rata portion of the $30,000 aggregate principal amount of Debentures to be converted.

17	MD&A

$34.5 Million At-the-Market Offering Program

On June 16, 2020, the Company established an at-the-market equity program (the "ATM Program") that allowed the Company to issue up to C$34,500 (or its U.S. dollar equivalent) of common shares of the Company from treasury to the public from time to time, at the Company's discretion, through the TSX, the NYSE or any other marketplace on which the common shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

Sales under the ATM Program commenced on June 18, 2020 and were completed on July 31, 2020. The volume and timing of distributions under the ATM Program were determined in the Company's sole discretion. As common shares sold in the ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution. The Company sold an aggregate of 33,921,979 common shares under the ATM Program for gross proceeds of approximately $17,248 and USD$12,751 or total gross proceeds of approximately $34,497 after applying applicable USD/CAD exchange rates.

Launch of Medical Cannabis Products in Israel

In early July 2020 the Company announced that it has launched medical cannabis products in Israel through a 24-month agreement with leading Israeli medical cannabis company, Breath of Life International Ltd. ("BOL").

HEXO completed the first shipment of 493 kilograms amidst tightening international borders, a significant reduction in air cargo availability, and increased safety measures within its facilities due to the global COVID-19 pandemic. Medical patients in Israel are now able to access some of HEXO's bestselling flower products packaged in a 10-gram format and designed exclusively for the Israeli market, including bilingual (English and Hebrew) packaging and labels.

BOL is a leading, GMP certified, Israeli medical cannabis company, with an established distribution network through pharmacies including Super-Pharm, Israel's largest pharmacy retailer with 258 locations. The agreement concluded after collaboration between BOL and HEXO to adapt HEXO products to meet the specific needs of Israel's medical cannabis patients, all while strictly adhering to regulatory requirements under Israel's Medical Cannabis regulatory body.

SUBSEQUENT TO THE PERIOD

Directors and Officers Liability Insurance

On March 21, 2020, the Company's directors and officers ("D&O") insurance program expired. The Company has since then decided to secure D&O coverage through the implementation of a captive program. On August 21, 2020, the Company effectively established a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020. It currently is in the process of incorporating a Bermuda-based corporation for the purposes of sides B and C coverages. Once established, coverage for sides B and C of the captive program will apply retroactively to March 21, 2020. Pending that implementation, the Company is self-ensuring for sides B and C of D&O coverage purposes.

Appointment of New CFO

On October 9, 2020, the Company appointed Mr. Trent MacDonald as acting CFO (pending completion of Health Canada clearance), taking over the position from Mr. Stephan Burwash as previously communicated on September 14, 2020. Mr. MacDonald brings more than 15 years of financial executive experience to HEXO, working for both publicly listed and private enterprises.  Most recently, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator that was recently named the Globe and Mail's fastest growing company in Canada, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys' (TSX: EMP.A) largest divisions and regions. Throughout his career, Trent has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability.

18	MD&A

19	MD&A

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SHIPPED REVENUE

Shipped revenue represents the sales figure derived from the gross sale of adult-use, medical and wholesale cannabis under the normal course of business prior to the adjustments for sales return provisions, price concessions and excise taxes. The measure provides management and readers of this MD&A visibility over the Company's pre-adjusted true gross sales figures and the ability to observe the impact of provisions for sales returns, price concessions and excise taxes to arrive at net revenue.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("Adjusted EBITDA")

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) non-recurring expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, non-recurring expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company's historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the 'Biological Assets - Fair Value Measurement' section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this MD&A represents management's best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company's statement of loss and comprehensive loss for the year ended July 31, 2020.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost ("fair value cost adjustment") recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost ("fair value cost adjustment") recognized as cost of goods sold.

20	MD&A

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in "Gross profit before fair value adjustments" with the adjustment that this metric excludes the write-offs of inventory and biological assets, write downs to net realizable value and destruction costs. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company's perpetual sales activity vs. the future "to be" discontinued sales stream, cannabis infused beverages. As discussed in section 'Beverage Based Adult-Use Sales,' the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss obtains the appropriate cannabis licensing under Health Canada.

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three months ended July 31, 2020, April 30, 2020 and July 31, 2019 and for the twelve months ended July 31, 2020, 2019 and 2018:

	For the three months ended			For the twelve months ended
Income Statement Snapshot	July 31, 2020	April 30, 2020[1]	July 31, 2019[1]	July 31, 2020	July 31, 2019[1]	July 31, 2018[1]
	$	$	$	$	$	$
Revenue from sale of goods	36,140	30,895	20,517	110,149	59,256	4,934
Excise taxes	(9,082)	(8,817)	(5,122)	(29,598)	(11,914)	-
Net revenue from sale of goods	27,058	22,078	15,395	80,551	47,342	4,934
Ancillary revenue	87	54	29	233	199	-
Gross profit before adjustments[2]	8,104	8,783	5,133	26,953	21,344	2,841
Gross profit before fair value adjustments[2]	(36,012)	8,602	(14,202)	(46,421)	2,009	2,841
Gross profit[2]	(34,690)	5,730	(16,165)	(57,975)	24,508	6,400
Operating expenses	(71,509)	(26,485)	(46,902)	(418,576)	(111,482)	(24,367)
Loss from operations	(106,199)	(20,755)	(63,067)	(476,551)	(86,974)	(17,967)
Other income/(expenses and losses)	(63,333)	1,699	125	(75,961)	(847)	(5,383)
Net loss before tax	(169,532)	(19,056)	(62,942)	(552,512)	(87,821)	(23,350)
Tax recovery	-	-	18,213	6,023	18,213	- -
Total Net loss	(169,532)	(19,056)	(44,729)	(546,489)	(69,608)	(23,350)

1 The Company has adjusted the presentation of gross profit before fair value adjustments by removing inventory and biological asset write offs and impairment losses.

2 See section 'Cost of Sales, Excise Taxes and Fair Value Adjustments' for reconciliation of gross profits

Operational Results

For the three months ended	July 31, 2020	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019

Total kilograms produced of dried gram equivalents (kg)	16,540	19,130	22,305	16,107	16,824

As at	July 31, 2020	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019
	$	$	$	$	$
Total cash and cash equivalents	184,173	94,325	80,426	41,277	113,568
Working Capital	223,216	215,661	189,210	150,244	259,451
Inventory	64,933	105,928	93,536	84,908	86,271

Q4 PERIOD FINANCIAL HIGHLIGHTS & EVENTS

  Total revenue from sales in the quarter increased by $5,245 or 17% from the previous quarter.

  Total revenue from sales in the quarter increased by $15,623 or 76% compared to the fourth quarter of fiscal 2019.

  The Company's total Adjusted EBITDA continued trending toward positive, with the loss decreasing 21% from the previous quarter.

  Increased cash and cash equivalents by 95% from the prior quarter. This was accomplished primarily through the Company's financing activity in the period where net funds of $54,493 and $33,263 were raised through the May 2020 public offering and the June 2020 at-the-market offering, respectively.

  The value of inventory as at July 31, 2020 decreased 39% quarter over quarter, primarily through the Company's impairment charges due to deemed inventory balances in excess of internal and external demand.

  The Company finalized the previously announced sale of the Niagara facility and certain related equipment in the period.

21	MD&A

  The Company's harvested kg decreased by 14% due to the planned reduction in the number of plants on hand during the previous period. This reduction allowed the Company to adjust its active plant-strain mix on hand to select strains, in order to better meet market demand.
  The Company performed an assessment of its property, plant and equipment and capital needs which led to the impairment of  $46,414 in the period for idle and/or redundant assets.
  The Company revised the presentation of the long term portion of the Term loan for the comparative year ended July 31, 2019 to current debt as the result of being non-compliant with a banking requirement covenant with the Lenders. See note 37 of the annual financial statements for the year ended July 31, 2020.

Summary of Results

For the years ended July 31, 2020 and 2019

Revenue

	Q4'20	Q3'20	Q2'20	Q1'20	Q4' 19
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis gross revenue	$31,164	$29,316	$22,983	$18,250	$18,997
Adult-use excise taxes	(8,589)	(8,702)	(6,722)	(4,666)	(4,937)
Adult-use cannabis net revenue	22,575	20,614	16,261	13,584	14,060
Dried grams and gram equivalents sold (kg)	7,661	9,271	6,579	4,196	4,009
Adult-use gross revenue/gram equivalent	$4.07	$3.16	$3.49	$4.35	$4.74
Adult-use net revenue/gram equivalent	$2.95	$2.22	$2.47	$3.24	$3.51

ADULT-USE (BEVERAGES)
Adult-use cannabis gross revenue	$2,386	$465	$-	$-	$-
Adult-use excise taxes	(397)	(34)	-	-	-
Adult-use cannabis net revenue	1,989	431	-	-	-
Dried grams and gram equivalents sold (kg)	334	67	-	-	-
Adult-use gross revenue/gram equivalent	$7.14	$6.94	$-	$-	$-
Adult-use net revenue/gram equivalent	$5.96	$6.43	$-	$-	$-

MEDICAL
Medical cannabis gross revenue	$644	$774	$834	$1,047	$1,142
Medical cannabis excise taxes	(96)	(81)	(139)	(173)	(185)
Medical cannabis net revenue	548	693	695	874	957
Dried grams and gram equivalents sold (kg)	90	104	107	129	137
Medical gross revenue/gram equivalent	$7.16	$7.44	$7.87	$8.12	$8.34
Medical net revenue/gram equivalent	$6.09	$6.66	$6.50	$6.78	$6.99

WHOLESALE
Wholesale cannabis gross revenue	$655	$340	$-	$-	$378
Wholesale cannabis excise taxes	-	-	-	-	-
Wholesale cannabis net revenue	655	340	-	-	378
Dried grams and gram equivalents sold (kg)	258	156	-	-	672
Wholesale gross revenue/gram equivalent	$2.54	$2.18	$-	$-	$0.56
Wholesale net revenue/gram equivalent	$2.54	$2.18	$-	$-	$0.56

INTERNATIONAL
International cannabis gross revenue	$1,291	$-	$-	$-	$-
International cannabis excise taxes	-	-	-	-	-
International cannabis net revenue	1,291	-	-	-	-
Dried grams and gram equivalents sold (kg)	493	-	-	-	-
International gross revenue/gram equivalent	$2.62	$-	$-	$-	$-
International net revenue/gram equivalent	$2.62	$-	$-	$-	$-
ANCILLARY REVENUE[1]	$87	$54	$51	$41	$29
Total net revenue	$27,145	$22,132	$17,007	$14,499	$15,424

1 Revenue outside of the primary operations of the Company. These revenues are derived from a management agreement held by the Company with arms-length partners.

22	MD&A

HEXO CIB (Cannabis Infused Beverages)

Sales from the Company's HEXO CIB revenue stream effectively represents the sales activity of the Company's Truss joint business venture with Molson Canada. These sales began in the third quarter of the 2020 fiscal year. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtains its own separate licence from Health Canada. HEXO CIB operates under the Company's cannabis licensing and in compliance with Health Canada and the Cannabis Act's regulations. The Company has assessed the beverage revenue stream is to be realized by the Company and presented on a gross basis as defined under IFRS 15 (see the Company's revenue recognition and presentation policy in Note 3 of the Company's annual financial statements for the year ended July 31, 2020). The Company will continue to operate HEXO CIB until Truss has obtained its independent licensing to manufacture and sell cannabis products from Health Canada, at which point these operations will shift to Truss.

OUTLOOK

The Company expects to be Adjusted EBITDA positive in the first half of fiscal 2021, subject to certain assumptions (outlined below) regarding store count, operational improvements, cost saving initiatives and the potential economic impact of COVID-19.

Assumptions built into the forecasted Adjusted EBITDA are partially based on the following: forecasted store rollouts based on conversations with provincial cannabis agencies; THC improvement from cultivation which are expected to lead to improved sales of favourably priced products; new product rollouts of Vapes, Extracts, Edibles/Beverages and Pre-rolls between March and October of 2020 as well as the successful capture of market share of these products; Growth in sales to provinces outside Quebec; Changes to captive D&O Insurance resulting in cost savings; Trim utilization initiatives and operating expense driven by restructuring, reduced travel and consultants.

These assumptions are exclusive of the effects of COVID-19, which could be material.

ADULT-USE SALES

Non-Beverage Adult-Use Sales

During the three months ended July 31, 2020, the Company increased its gross adult-use sales from cannabis and cannabis products, (exclusive of cannabis infused beverages) by 6% to $31,164 from the previous quarter.

The sales increase in the current quarter as compared to the previous quarter was primarily influenced by the following factors;

  The Company continued its focus on cannabis 2.0 products, launching cannabis vapes into the market within the period, which is a new sales stream and contributed $1,254 to gross sales.
  Volume sold declined 17% to 7,661 kg however, this reduction in sales volume was offset by the revenue contribution per gram and gram equivalent increasing to $4.07 from $3.16. This was due to the following:
  The new, cannabis vapes sales stream had a higher average price per gram sold of approximately $7.51.
  Stabilized pricing, better matching of supply to demand and continued improvements in quality control led to lower provisions for price concessions and sales returns for non-beverage sales, decreasing by $357 and $364, respectively, in the quarter. These reductions contributed a cumulative approximate increase of $0.08 to the average sale of one gram and gram equivalent.

Gross adult-use sales for non-beverage cannabis product increased 64% from the same quarter in the prior year. This was due to the above stated influencing factors of new sales streams as well as the following;

  The Company's focus on cross-county market penetration, introduction of new, innovative 2.0 products and continued development of its high-caliber sales team and strategy led to an increase of 91%, or 3,652 kg, in the Company's non-beverage adult-use volume sold.
  In the fourth quarter of fiscal 2019, the Company realized its first pricing provisions, which impacted sales by $2,847 and was dictated by the slower than expected retail network roll-out throughout the industry, and the prevailing competitive pricing conditions of the legalized Canadian cannabis market.

Beverage Based Adult-Use Sales

The Company realized $2,386 in cannabis beverage sales for the three months ended July 31, 2020, which was its first full quarter of beverage selling activity. The sale of cannabis infused beverages began in the previous fiscal quarter, which amounted to $465. During fiscal year 2020, these beverage sales consist of the Company's Veryvell dropper products.

The full quarter of sales activity resulted in the sale of 334 kg in the current period compared to 67 kg during the introductory quarter (Q3 FY20). The majority of these sales were realized within the very competitive Alberta market, where 205 kg was sold, making up 61% of the Company's cannabis beverage sales in the quarter.

23	MD&A

As discussed in the section "Strategic Priorities" the Company, in partnership with Truss and through HEXO CIB, has added new beverage products to its portfolio and launched them into the market subsequent to July 31, 2020.

Price Concessions and Sales Returns

	Q4'20	Q3'20	Q2'20	Q1'20	Q4' 19
Shipped Revenue	$37,712	$31,731	$24,425	$20,228	$22,808
Less: price concessions	(703)	(1,083)	(249)	(1,244)	(2,847)
Less: provision for sales returns	(869)	(867)	(1,193)	(734)	(964)
Revenue from sale of adult-use cannabis	36,140	29,781	22,983	18,250	18,997
Excise taxes	(9,082)	(8,736)	(6,722)	(4,666)	(4,937)
Net revenue from sale of adult-use cannabis	$27,058	$21,045	$16,261	$13,584	$14,060

The Company's provisional pricing concessions began in the fourth quarter of fiscal 2019.  This was due to the slower than expected retail network rollout across the industry which led to over-supply and competitive pricing, as well as other factors such as competition, consumer preferences and product demand. During the quarter ended July 31, 2020, pricing concessions decreased 35% from the last quarter and 75% from the same quarter in the prior year due to continued stabilization of pricing and better matching of supply to demand. The Company also began to provide for sales returns beginning at the end of fiscal year 2019. The provision is reflective of a general best estimate of returns based on the Company's assessment of sell-through and slow-moving inventory amongst its clients. This provision has remained relatively flat across the past five fiscal quarters with the exception of the three months ended January 31, 2020 which was impacted by slower than anticipated ALGC based dried flower sales and related reduced prices in previous quarters. The Company notes that cannabis beverage sales returns attributed $367 to the consolidated provision for sales returns. Thus, the provision for returns associated with non-beverage sales decreased 42% from the previous quarter.

These represent Management's estimates which are performed each period and are based upon the Company's historical sales data of same or comparable product offerings and internal expertise.

MEDICAL SALES

Gross medical revenue in the three months ended July 31, 2020 decreased to $644 from $774 in the previous quarter, representing a reduction of 17%. Sales volumes and the revenue per gram contribution remained relatively consistent from the previous quarter decreasing by 14 kg and $0.28/g respectively. The reduction in medical sales revenues were indicative of lower volumes sold and a lower average price per dried flower gram sold. Medical sales dried flower continues to decrease with more competitive market pricing and is expected to continue with the introduction of medical based value product offerings in the 28 gram format.

Compared to the fourth quarter of fiscal 2019, medical sales decreased 38% from $1,142. This decrease is the result of the following factors; the first is a reduction in medical product pricing, in part, due to the competitive adult-use market, secondly the Company's shift towards focusing its resources on the adult-use market and finally, bulk, value based product offerings such as the Company 28 gram sized dried flower offerings.

WHOLESALE SALES

These sales pertain to transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products. The Company's first wholesale revenues were realized in the fourth quarter of fiscal 2019.

During the three months ended July 31, 2020, the Company increased its wholesale activity to $655 from $340 in the previous quarter and from $378 in the same period of fiscal 2019. There was no wholesaling activity in the first two fiscal quarters of fiscal 2020. Volatility of the revenue per gram sold metric within the three months and twelve months ended July 31, 2020 is due to the influence of different sales agreements with licensed producers which possess unique pricing and quantity parameters. The current fiscal years wholesaling revenues contribute a much greater sales per gram sold due to sales in fiscal 2020 consisting of distillate vs. dried flower in fiscal 2019, as distillate commands a higher market value. Currently, the Company's primary focus remains on the adult-use retail market, however, additional wholesaling opportunities continue to be assessed and evaluated as they arise and may or may not continue to be realized in future periods.

INTERNATIONAL SALES

New in the three months ended July 31, 2020 were the Company's first international sales. Currently, these represent the first sales of a 24-month purchase agreement established with an Israel based medical cannabis company. The sale of 493 kg amounted to a sales contribution of $1,291 in the period. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products.

Cost of Sales, Excise Taxes and Fair Value Adjustments

24	MD&A

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

The following table summarizes and reconciles the Company's gross profit line items per IFRS to the Company's selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section 'Non-IFRS Measures' for definitions.

	For the three months ended			For the twelve months ended
	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	July 31, 2019
	$	$	$	$	$
Gross revenue	36,140	30,895	20,517	110,149	59,256
Ancillary revenue	87	54	29	233	199
Excise taxes	(9,082)	(8,817)	(5,122)	(29,598)	(11,914)
Net revenue	27,145	22,132	15,424	80,784	47,541

Cost of sales	19,041	13,349	10,291	53,831	26,197
Gross profit before adjustments	8,104	8,783	5,133	26,953	21,344

Write off of biological assets and destruction costs	-	-	-	663	-
Write off of inventory	2,217	-	-	4,392	-
Write down/(up) of inventory to net realizable value	41,899	(1,331)	19,335	68,319	19,335
Gross profit before fair value adjustments	(36,012)	7,452	(14,202)	(46,421)	2,009

Realized fair value amounts on inventory sold	6,656	10,764	7,285	40,910	16,357
Unrealized gain on changes in fair value of biological assets	(7,978)	(6,379)	(5,322)	(29,356)	(38,856)
Gross profit	(34,690)	5,730	(16,165)	(57,975)	24,508

The Company adjusted the reclassification of the write down of inventory net realizable value for the three months ended April 30, 2020. The Company previously presented the net figure of $181 which, as disclosed in section 'Fair value adjustments,' consisted of a reversal of previously written down net realizable value of $1,331 and the fair value adjustment on inventory sold due to impairment of $1,512. This presentation is consistent with the current period's results for the three and twelve months ended July 31, 2020.

EXCISE TAXES

Excise taxes began to be incurred upon legalization on October 17, 2018 and are applicable to the adult-use revenues and medical sales achieved thereafter. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company's net revenues on cannabis sales. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Excise taxes as a percentage of sales in the quarter decreased to 25% from 29% in the prior quarter. The decrease in this ratio is partially due to the realized international sales in the current period of $1,639 and an increase in whole sales of $315, both of which possess no excise taxes. When adjusted for these revenue streams, the ratio of excise taxes to gross sales (net of price concession and sales returns) remains static compared to the previous quarter and continues to be approximately 27%.

Excise taxes increased significantly when compared to the fourth quarter of fiscal 2019, which is the result of with the increased sales in the period. However, as a percentage of revenues, excise taxes have grown to approximately 25% as compared to around 17%-18% in the prior year. This is due to the popularity of the Company's Original Stash brand which possess a relatively low sales price per gram and thus inflates the excise tax expenses per sales dollar earned.

During the year ended July 31, 2020 total excise taxes increased significantly as compared to the prior fiscal years comparable period. The increase is due to those reasons as outlined above as well as the existence of a stub period of excise taxes in the comparative fiscal year. The stub period consisted of just two weeks of excise tax applicable sales activity towards the end of the first quarter of fiscal year 2019, thus causing the greater increase compared to the current period.

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the three months ended July 31, 2020 and April 30, 2020;

25	MD&A

	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
For the three months ended July 31, 2020	$	$	$	$	$	$	$
Net revenue	22,575	548	1,291	655	25,069	1,989	27,058
Cost of sales	13,663	119	642	222	14,646	4,395	19,041
Gross profit before adjustments ($)	8,912	429	649	433	10,423	(2,406)	8,017
Gross margin before adjustments (%)	39%	78%	50%	66%	42%	(121%)	30%

For the three months ended April 30, 2020	$	$	$	$	$	$	$
Net revenue	20,614	693	-	340	21,647	431	22,078
Cost of sales	11,826	163	-	198	12,187	1,162	13,349
Gross profit before adjustments ($)	8,788	530	-	142	9,460	(731)	8,729
Gross margin before adjustments (%)	43%	76%	-	42%	44%	(170%)	40%

COST OF SALES

Cost of sales for the quarter ended July 31, 2020 were $19,041, compared to $13,349 in the previous quarter, and $10,291 in the comparative quarter in fiscal 2019. The increase in cost of sales quarter over quarter is the result of increased sales in the period of 17% as well increased unabsorbed costs related to the Company's CIB operations which has incurred significant ramp up costs building to its intended utilization and production capacity.

Cost of sales for the quarter ended July 31, 2020 increased 85% from $10,291 in the comparative period of fiscal 2019. The increase is on trend with the 76% increase in total sales from the fourth quarter of fiscal 2020, the Company also initiated new sales streams through CIB and international sales.

During the year ended July 31, 2020, total cost of sales increased is the result of increased sales volumes, in part, due to newly introduced product offerings and sales streams.

GROSS MARGIN BEFORE ADJUSTMENTS

During the three months ended July 31, 2020 the Company's cumulative gross margin excluding adult-use beverages was approximately 42%, compared to approximately 44% in the previous period. The major contributing factor to this, was the Company's non-beverage adult-use gross margin decreasing 4% to 39% in the period. This was due to the Company's sales mix in the period, as the Company looks towards gaining market share with cannabis vapes and hash products which contribute lower gross profits when compared to dried cannabis sales. New in the period, were the international sales to Israel, which contributed a 50% gross margin to the Company. The wholesale gross margin may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers. Medical sales gross margin remained consistent, period over period.

IMPAIRMENTS AND WRITE OFFS

The Company incurred impairments on inventory to net realizable value of $41,899 and write offs of $2,217 during the three months ended July 31, 2020. These losses were due to the following;

  The Company impaired $41,899 of inventory deemed to be in excess of external demand and internal utilization plans. The largest component of the impairment was $29,540, related to outdated, older dry product, and is inclusive of $15,649 of trim. The Company's more recently grown trim is to be utilized in the trim management plan. The Company also impaired $5,503 of purchased cannabis oil related to the supply agreement as disclosed in the Operating Expenses section under Onerous Contract;

  The Company wrote off $2,217 of raw materials and packaging jars as the shift towards utilizing lower cost and more efficient pouches, over jars, continues.

The Company incurred a write down reversal on inventory to net realizable value of $1,331 during the three months ended April 30, 2020 due to the following;

  A reversal of impairment was recognized on previously written down cannabis trim of $1,331 due to the Company's trim management plan in which cannabis trim which was previously mostly used for extraction, is now being utilized in other cannabis and value-added products.

The Company incurred write downs on inventory to net realizable value of $16,089 during the three months ended January 31, 2020. These losses were due to the following;

  Write down of surplus cannabis trim (trim was primarily used for extraction purposes) and milled products the amount of $3,082 due to an excess of stock relative to the Company's short-term demand for cannabis distillate production;
  Write down of bulk flower purchase of $11,766 due, in part to an oversupply in the bulk product market, of which lowered the value when compared to the contracted price. The purchase of bulk product was supplied through the acquired supply agreement acquired through the Company's acquisition of Newstrike Brands Ltd. This supply agreement is currently the subject of litigation and is alleged by the Company to be void as it was negotiated in bad faith at prices well in excess of market; and
26	MD&A

  Write down in the amount of $1,241 was recognized due to costs related to packaging reconfiguration.

The Company write downs on inventory to net realizable value of $23,041 during the three months ended October 31, 2019. The impairment losses were realized on the Company's inventory and were comprised of the following;

  Write down of a surplus of cannabis trim (trim was primarily used for extraction purposes) and milled products the amount of $14,016 due to an excess of stock relative to the Company's short-term demand for cannabis distillate production;

  Write down of bulk purchased product of $4,400 due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;

  Write down of oil based finished goods of $3,436 due a surplus of finished goods as oil-based products haven't captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old;

  Write down of finished goods of $1,186 which are required to be archived as at October 31, 2019 and possess a net realizable value of $nil; and

  The Company incurred a write off on its biological assets and inventory of $663 and $2,175, respectively due to the halted production at the Niagara facility as discussed in section - Corporate Restructuring. This amount is comprised of $438 of biological asset impairment, $225 incurred associated with destruction costs of biological assets and $2,175 incurred for the destruction of inventory.

These write downs of inventory are primarily the result the Company's economic risk assumed in the Canadian cannabis industry. Most notably, the recent economic climate changed in which, market prices and demands have been revised and adjusted to reflect current information and actual results obtained during the first year of recreational legalization in Canada. These changes included reduced average selling prices per gram and gram equivalents, as well as modified market demands for certain cannabis products ranging from specific active ingredient contents to method of consumption. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company's future financial results. See "Risk Factors" for additional economic and inventory risks.

FAIR VALUE ADJUSTMENTS

The realized fair value adjustment on inventory sold for the quarter ended July 31, 2020 decreased to $6,656 compared to the previous quarters $10,764. This variance relates to the increased sale of trim derived products which contribute a lower fair value adjustment on sales compared to the prior quarter, partially offset by increased total sales in the quarter. The previous quarter also contained a fair value write down of $1,512 on bulk purchased concentrate, due to an oversupply in the market.

The realized fair value adjustment on inventory sold for the quarter ended July 31, 2020 decreased 9% compared to $7,285 for the same period of fiscal 2019. This variance is due to the factors as outlined above as well as, and is offset on a net basis by a decrease in the inherent fair value per gram and gram equivalent sold when compared to the third quarter of fiscal 2019, due to pricing adjustments reflective of market conditions existing in fiscal 2020.

The unrealized gain on changes in fair value of biological assets for the current quarter was $7,978 compared to $6,379 for the prior quarter. The increased gain is due to an increase in the total number of plants on hand, which were 318,778 as compared to 187,614 in the prior quarter. The associated estimated yields on biological assets also increased in the period as the prior period experienced reduced expected yields due to rightsizing efforts to align is product strains in cultivation to its sales and market demand.

The unrealized gain on changes in fair value of biological assets increased significantly from $5,322 in the same quarter of fiscal 2019 due to increased total number of plants on hand, increased expected yields as the Company continuously improves harvesting efficiencies and offset by a reduction to average fair value on plants, based upon the decreased selling prices since fiscal year 2019. The reduced average market prices are due to the market conditions present in fiscal year 2020.

The change in fair value adjustments on the sale of inventory and biological assets for the year ended July 31, 2020 as compared to the comparative period of fiscal 2019 were based upon the factors as noted above.

Operating Expenses

	For the three months ended			For the twelve months ended
	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	July 31, 2019
	$	$	$	$	$
Selling, general and administration	12,436	11,238	22,950	52,793	45,947
Marketing and promotion	2,375	2,131	9,520	12,474	31,191
Share-based compensation	4,373	6,171	10,197	25,790	28,008
Research and development	677	1,017	2,247	4,639	2,822
Depreciation of property, plant and equipment	1,179	1,566	581	6,072	1,747
Amortization of intangible assets	249	341	1,407	3,939	1,767
Restructuring costs	(79)	865	-	4,767	-
Impairment of property, plant and equipment	46,414	220	-	79,418	-
Impairment of intangible assets	2,000	-	-	108,189	-
Impairment of goodwill	-	-	-	111,877	-
Realization of onerous contract	1,763	-	-	4,763	-
Disposal of long-lived assets	122	3,237	-	3,855	-
Total	71,509	26,485	46,902	418,576	111,482

27	MD&A

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

SELLING, GENERAL AND ADMINISTRATIVE

During the three months ended July 31, 2020, the Company's general and administrative expenses increased by 11% from $11,238, quarter over quarter. The Company continues onwards towards achieving its goal of being adjusted EBITDA positive and making efforts towards reducing its operating expenses is a key factor. This quarter over quarter reduction was mainly the result of reduced insurance costs which fell by $1,342 as the Company self-insured during the current period.

Selling, general and administrative expenses were significantly reduced by 56% from $22,950 of expenses in the fourth quarter of fiscal 2019. The decrease is reflective of Managements efforts to rightsize the Company, undertaken throughout fiscal 2020 and the main driving factors were;

  Consulting expenses were reduced by $4,916. Material expenses in the fourth quarter of fiscal 2019 were incurred related to merger and acquisition and general corporate development initiatives;
  Professional fees decreased by $1,478, additional costs were undertaken in the fourth quarter of fiscal 2019 due to additional financial reporting matters;
  Total insurance expenses were reduced by $2,663, primarily due to reduced directors and officer's insurance as the Company was self-insured during the fourth quarter of fiscal 2020;
  Travel related expenses were reduced by $1,179;
  offsetting these expense reductions was an increase of salaries and benefits of $1,427; HEXO CIB added $300 of labour and consulting based expenses; and Health Canada cannabis fees of $1,894.

Total selling, general and administrative expenses for the year ended July 31, 2020 increased to $52,422 from $45,947 as compared to the same period of fiscal 2019. The variance is due to the following;

  An increase of $4,900 to wages and payroll related expenses in part due to increased management;
  Offsetting the increase was the reduction of consulting fees by $4,035, the Company underwent a large acquisition in the prior fiscal year which contributed significant uncapitalizable expenses;
  Professional services such as legal fees, audit fees and other accounting advisory services increased by $1,801 as the Company has increased in both complexity and size; and
  Facility expenses also increased by $1,050, reflective of a full fiscal year of the Company's 1m sq.ft. B9 facility and the Belleville facility.

MARKETING AND PROMOTION

Quarter over quarter marketing and promotion expenses remained relatively static at $2,375 from $2,131 in the prior quarter. Marketing and promotion expenses in the current period have been significantly reduced when compared to the expenses of $9,520 in the comparative period of fiscal 2019. The Company experienced rightsizing and cost reduction activities earlier in the fiscal year and now realizing more stable reduced marketing and promotional expenses.

During the year ended July 31, 2020 total market and promotion expenses decreased to approximately one-third of fiscal year 2019's total expenses of $31,191. The decrease to these expenses during fiscal 2020 is due to the timing of legalization to the Canadian cannabis adult-use market. During the fiscal year 2019 the Company underwent major marketing and promotional campaigns in order to establish its market presence and build its brand of HEXO through several marketing venues. In subsequent periods, these efforts were scaled back and rightsized in order to more closely align with the Company's current needs. Marketing and promotional expenses in the current period are reflective of the appropriate staff and travel-related expenses, printing and promotional materials and campaigns as well as advertisement costs. The "one-time" costs attributable to the promotional and advertising activities attributed to the legalization of the Canadian adult-use market and the Company's initial branding campaign were approximately $9,016 and were not repeated in fiscal year 2020.

RESEARCH AND DEVELOPMENT ("R&D")

The Company incurred R&D related expensed of $677 during the three months ended July 31, 2020. Quarter over quarter R&D expenses were reduced by $340 which is reflective of a rightsizing to the R&D and innovation departments headcount and the resultant lower payroll related expenses. The Company realized its first material R&D expenses in the amount of $2,247 in the comparative period of fiscal 2019 when significant R&D and innovation activity began in preparation for the legalization of cannabis 2.0 products in Canada and building the a portfolio to launch into the new market.

28	MD&A

Total R&D expenses in the fiscal year increased approximately 64% from $2,822 in the previous fiscal year due to the continued R&D/Innovation activity which took place and resulted in the Company going to market with its initial cannabis 2.0 product offerings. These expenses tapered off, beginning in the third quarter of fiscal 2020 due to the rightsizing of the innovation department as noted above.

SHARE-BASED COMPENSATION

Share-based compensation continued to decrease in the fourth quarter of fiscal 2020 to $4,373 as compared to $10,197 for the same period in fiscal 2019. Due to the vesting structuring of stock option grants issued in fiscal 2019, the realization of share-based expenses is weighted more significantly in the first subsequent twelve months after issuance. Thus, critical vesting milestones have been reached, along with subsequent grants in fiscal 2020 containing a lower call option value due to lower market prices, and therefore lower contribution of expenses over time.

Share-based compensation decreased by $1,798 from $6,171 quarter over quarter as a result of those reasons outlined above.

Total stock-based compensation for the twelve months ended July 31, 2020 decreased to $25,790 from $28,008 as compared to the same period of fiscal 2019. The first three fiscal quarters of fiscal 2020 incurred more heavily weighted expenses during the first year of vesting after the grants issued up to the third quarter of fiscal 2019. The trend in share-based compensation continues to decrease overtime due to those reasons as outlined above, however, the grants issued in the fourth quarter and late in the third quarter of fiscal 2020 contributed approximately $475 to share-based expenses.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

The uncapitalized depreciation of property, plant and equipment decreased in the period to $1,179 from $1,566 in the current quarter as compared to previous quarter. This decrease is the result of the lower book value base upon which depreciation is taken due the impairments and disposals during the period.

The depreciation of property, plant and equipment has increased to $1,566 in the quarter, compared to $581 for the same period in fiscal 2019. New the fiscal year was the adoption of IFRS 16 - Leases, which took place August 1, 2019 in which certain material capital leases are capitalized as right-of-use assets to property, plant and equipment. Resultant to this, depreciation of the Company's right-of-use assets ("ROUs") contributed $701 in the period, nominal increase from $689 in the previous quarter. There were no ROUs in fiscal 2019. The increase is due to the general increased scale of operations of the Company and long lives assets acquired through business acquisition which took place on May 24, 2019.

Total depreciation of property, plant and equipment for the year ended July 31, 2020 increased to $6,072 from $1,747 as compared to the same period of fiscal 2019 due to the general increase in the Company's property, plant and equipment base, offset by impairments and disposal activity during fiscal year 2020, notably the impairment charge of $31,606 on the Company's Niagara based capital assets.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets has decreased by $1,158 in the quarter when compared to $1,407 for the same period in fiscal 2019. The cause of this increase is the result of the additional amortization incurred over the fair market value of the identified $113,888 cultivation and license intangible assets obtained on May 24, 2019 through a business acquisition, subsequently impaired (in the second quarter of fiscal 2020) to a value $7,699 representing the remaining license pertaining to the Brantford facility.

Amortization of intangible assets decreased in the period to $249 from $341 in the prior quarter primarily due to the write offs in the period which decreased cost basis of intangible assets.

Total amortization of intangible assets for the year ended July 31, 2020 increased to $3,939 from $1,767 as compared to the same period in fiscal 2019, for those reasons as outlined above.

RESTRUCTURING COSTS

During the three and twelve months ended July 31, 2020, the Company incurred restructuring costs associated to the rightsizing of operations. These expenses are the result of the restructuring efforts as discussed in the section - Corporate Restructuring. These costs amounted to $4,767 is the fiscal year, a minor recovery of $79 was incurred in the three months ended July 31, 2020 after the settlement of payroll related accruals. These costs were primarily comprised of severance and other payroll related termination costs. There were no restructuring costs incurred during fiscal year 2019.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Impairment losses on property, plant and equipment in the three and twelve months ended July 31, 2020 amounted to $42,388 and $75,392, respectively.

These losses were comprised of the following:

  The current periods impairment losses were $46,414. On July 31, 2020, there existed indication of impairment to the Company's CGU. During this review, management identified certain idle and/or redundant property, plant and equipment which did not contribute the Company's future cash flows and does not currently align with the Company's forecasted output. These assets were then impaired to their recoverable amount.
29	MD&A

  During the third quarter of fiscal 2020 further impairment of $220 was realized on the basis of adjusting the Niagara facility and land held for sale to its sales price (fair market value less disposal costs);

  Operations at the Niagara facility had previously been halted as a result of the Company's restructuring plans, see - Corporate Restructuring'. The Company completed a strategic review of its cultivation capacity and made the decision to sell the Niagara facility and certain of its equipment. The recoverable amount was determined by reference to fair value less costs of disposal using a market approach. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment during the three months ended January 31, 2020; and

  In the second quarter of fiscal 2020 the Company also realized impairment losses of $1,178 related to its right of use assets no longer being utilized by the Company and being sought for sublease.

There was no impairment taken on property, plant and equipment in the comparative period.

IMPAIRMENT OF INTANGIBLE ASSETS

In the three months ended July 31, 2020, the Company impaired the indefinite life brand asset by $2,000. The impairment was made to bring the asset to its fair market value based upon a discounted cash flow model of the associated sales anticipated to be generated through the Up brand.

During the fiscal year, in connection with the sale of the Niagara facility, the related cultivation and processing licenses were impairment to nil as the Company would no longer have possession the facility and therefore, no ability to derive future economic benefits. The licenses were acquired on the purchase of Newstrike Brands Ltd. and were recorded at fair market value. The impairment of the facility and its licenses was realized on April 30, 2020 and the ultimate sale of the facility was finalized on June 17, 2020. The impairment on the license was $106,189.

There was no impairment of intangible assets in the comparative period.

IMPAIRMENT OF GOODWILL

During the fiscal year (specifically, the three months ended January 31, 2020), the Company recorded $111,877 of impairment to goodwill. Goodwill is monitored at the operating segment level, which is a company-wide level. On January 31, 2020, the carrying amount of the Company's total net assets significantly exceeded the Company's market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channels which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of Goodwill on January 31, 2020. The Company allocated all of its goodwill to the corporate level HEXO cost generating unit for impairment testing purposes, as this is the level at which management monitors goodwill. The recoverable amount was determined based on fair value less cost of disposal using a market-based approach based on the market capitalisation of the Company on the valuation date. The assessment concluded that a full write down of goodwill was appropriate.

There was no impairment of goodwill in the three months ended July 31, 2020 or during comparative period in fiscal 2019.

ONEROUS CONTRACT

During the three and twelve months ended July 31, 2020 the Company recognized onerous contract provisions of $1,763 and $4,763, respectively. The provision taken relates to a fixed price supply agreement for the supply of certain cannabis products to which the Company is currently liable to receive. The onerous portion of the supply agreement is the deemed excess contract price over the current market pricing. The supply agreement is currently the subject of legal proceedings (see section - 'Litigation'). The costs and purchase obligations under the contract exceed the economic benefits expected to be received.

There were no onerous contract losses in the previous fiscal year.

DISPOSAL OF LONG LIVED ASSETS

The disposal of long lived assets decreased to $122 from $3,237, quarter over quarter. This reduction is related to the Company's disposal of capital assets related to the sale of the Niagara facility and certain of its equipment. These long-lived assets were deemed as held for sale after Management concluded that production activity at the Niagara site was no longer needed and were to be sold in the prior period.

There was no such activity in the comparative period.

30	MD&A

Other Income and Losses

	For the three months ended			For the twelve months ended
	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	July 31, 2019
	$	$	$	$	$
Revaluation of financial instruments gain/(loss)	(1,433)	4,955	543	6,533	(3,730)
Share of loss from investment in associates and joint ventures	(1,863)	(1,195)	(1,252)	(6,331)	(2,964)
Loss on inducement of convertible debentures	(54,283)	-	-	(54,283)	-
Realized loss on convertible debenture receivable	(86)	(1,217)	-	(4,806)	-
Unrealized loss on convertible debenture receivable	-	(212)	(125)	-	1,737
Unrealized loss on investments	(4,345)	(311)	(38)	(12,880)	(315)
Realized loss on investments	-	-	(215)	24	(215)
Foreign exchange gain/(loss)	(1,623)	2,443	(51)	1,392	(78)
Interest and financing expenses	(2,731)	(3,279)	(305)	(10,043)	(469)
Interest income	662	353	1,575	1,902	5,187
Other income	2,369	162	-	2,531	-
Total non-operating income/(loss)	(63,333)	1,699	132	(75,961)	(847)

REVALUATION OF FINANCIAL INSTRUMENTS

During the period, the Company incurred a loss on the revaluation of financial instruments which amounted to ($1,433), whereas, a gain on revaluation of $4,955 was seen in the previous period. This is the result of an unfavorable reduction to the associated USD backed warrant liability upon the Black-Scholes revaluation as at period end, primarily due to the decrease in the Company's underlying share price input when compared to the share price as at April 30, 2020.

During the comparative period of fiscal 2019, a gain of $543 occurred upon revaluation as the result of a decrease to the underlying market price of the instrument. The underlying number of USD backed warrants has also increased to 13,473,056 (due to the private placements raised in the current fiscal year) from 107,136 in the comparative period.

Total activity for the year ended July 31, 2020 increased to a gain position as compared to the same period in fiscal 2019, due to the volatility of underlying market prices of the Company's shares and the increase in total USD back warrants as noted above.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The line item represents the Company's share of the operational results of our multiple business ventures and therefore are a function of their respective financial results for the period.

The increased loss in the three months ended as compared to the previous quarter and the comparative period of fiscal 2019 is primarily due to continued operational growth of the Company's investment in associate Truss Beverage Co., resulting in increased losses as the Company continues to be non-revenue generating.

The total loss for the year ended July 31, 2020 more than doubled when compared to the year ended July 31, 2019, due to the above noted reason.

LOSS ON INDUCEMENT OF CONVERTIBLE DEBENTURES

During the period, the Company finalized the early inducement of $29,860 aggregate principal amount of the Debentures under the Early Conversion Option. Under the terms of the inducement, the holders of these Debenture that voluntarily converted their Debentures under the Early Conversion Option were granted an increased ratio upon conversion from $3.16 per common share to $0.80. Debenture holders who participated in the Early Conversion Option were also granted one half-warrant for each common share issued.  Effectively, this increase in the fair market value of the Debentures resulted in a loss of $54,283 to the Company upon the revaluation of the Debentures.

There were no such losses in the previous or comparative periods.

LOSSES ON CONVERTIBLE DEBENTURES

During the third quarter of fiscal year 2020 the Company, in two tranches, converted $7,000 and $3,000 debentures to common shares which were immediately disposed of for realized losses of $4,806. During the current period, convertible accrued and unpaid interest were settled through the issuance of shares and sold for a loss of $86.

Prior the conversion and disposal, the debentures were marked-to-market at each period end, resulting in an unrealized gain or loss. The prior quarter and comparative period consisted unrealized gains and losses which were impacted by the volatility of the underlying securities market price.

Total activity for the year ended July 31, 2020 amounted to a loss position as compared to the year ended July 31, 2019, due to the overall trend of a decreasing market price of the underlying shares to which the instrument is revaluated too at each period end.

31	MD&A

UNREALIZED LOSSES ON INVESTMENTS

During the three months ended July 31, 2020, the Company impaired a level 3 private investment to its fair value of $nil for a loss of $4,000. The Company also ended its joint venture investment in HEXOMED for a loss of $707. This was offset by a gain on fair value adjustments to the Company's long-term investments, specifically its publicly traded securities which experienced an increase to the underlying market price. Earlier in the fiscal year the Company also adjusted a level 3 private investment to its fair value of $nil for a loss of $6,553. Both level 3 fair values were approximated by through the review of relevant financial information.

No material activity took place during the year ended July 31, 2019.

FOREIGN EXCHANGE GAIN/(LOSS)

The general increase to the Company's foreign exchange gain/loss activity in the 2020 fiscal year is due to increased USD cash holdings. The Company completed an at-the-market public offering on July 31, 2020 in which approximately USD$12,751 was generated through the sale and settlement of the Company's shares. Unfavorable decreases to the USD/CAD foreign exchange rate between April 30, 2020 and July 31, 2020 on these balances resulted in the period realized loss.

The significant gain on foreign exchange realized in the three and nine months ended April 30, 2020 is due to the increase USD cash balance as generated from the two private placements in the second quarter of fiscal 2020 which generated gross proceeds of USD$45,000.

No material activity took place during the three and twelve months ended July 31, 2019

INTEREST AND FINANCING EXPENSES

These expenses are comprised of accrued interest generated by the $70,000 convertible debentures issued in December 2019 and therefore were not present within the comparative period of fiscal 2019. Also, new in the fiscal year are the implied interest expenses generated by the Company's lease liabilities which began upon adoption of the new IFRS 16 standard on August 1, 2019. These expenses remained relatively flat quarter over quarter.

No material activity took place during the three and twelve months ended July 31, 2019.

INTEREST INCOME

These expenses are primarily comprised $464 on accrued interest on the Company lease receivable in the period. The balance of which, represents accrued interest generated by the Company's cash holdings, primarily the high interest savings accounts and GICs.

Principally, through the May 2020 underwritten public offering and June 2020 at-the-market public offering, the Company's underlying cash and cash equivalents balance increased $70.5m. However, due to the decrease to general interest rates, in part, due to the global COVID-19 pandemic and economic conditions, the generated interest income remained relatively flat quarter over quarter.

As compared the year ended July 31, 2019 the Company's cash balance has significantly increased to $184,173 from $113,568 however, as noted above the Company held two significant financing events in the fourth quarter. Interest rates have also decreased significantly from the period fiscal year from 1.45%-2.1% down to 0.7% in the current period.

OTHER INCOME

Other income is the recovery on partnership recognized as the result of the Company's arrangement with Truss in which the Company recovers its net loss incurred due to the operations of HEXO CIB (see section Cannabis Infused Beverage ("CIB")").

No material activity took place in the previous quarter or the three and twelve months ended July 31, 2019.

Tax Recovery

The tax recovery for the year ended July 31, 2020 related to the realization of deferred tax assets to offset the remaining differed tax liability generated through the acquisition of Newstrike brands limited in the fourth quarter of fiscal year 2019. The comparative periods recovery of $18,219 originated from the same event.

32	MD&A

(An excerpt of specific financial information from the Company’s published FY19 Annual Report)

For the years ended July 31, 2019 and 2018

Revenue

	Q4' 19	Q3 '19	Q2 '19	Q1 '19	Q4 '18
ADULT-USE
Adult-use cannabis gross revenue	$18,997	$14,607	$14,792	$5,194	$-
Adult-use excise taxes	(4,937)	(2,741)	(2,587)	(970)	-
Adult-use cannabis net revenue	14,060	11,866	12,205	4,224	-
Dried grams and gram equivalents sold (kg)	4,009	2,759	2,537	952	-
Adult-use gross revenue/gram equivalent	$4.74	$5.29	$5.83	$5.45	$-
Adult-use net revenue/gram equivalent	$3.51	$4.30	$4.81	$4.44	$-

MEDICAL
Medical cannabis gross revenue	$1,142	$1,323	$1,387	$1,436	$1,410
Medical cannabis excise taxes	(185)	(233)	(216)	(44)	-
Medical cannabis net revenue	957	1,090	1,171	1,392	1,410
Dried grams and gram equivalents sold (kg)	137	145	152	158	152
Medical gross revenue/gram equivalent	$8.34	$9.11	$9.15	$9.12	$9.26
Medical net revenue/gram equivalent	$6.99	$7.52	$7.73	$8.84	$-
WHOLESALE
Wholesale cannabis gross revenue	$378	$-	$-	$-	$-
Wholesale cannabis excise taxes	-	-	-	-	-
Wholesale cannabis net revenue	378	-	-	-	-
Dried grams and gram equivalents sold (kg)	672	-	-	-	-
Wholesale gross revenue/gram equivalent	$0.56	$-	$-	$-	$-
Wholesale net revenue/gram equivalent	$0.56	$-	$-	$-	$-
ANCILLARY REVENUE[1]	$29	$61	$62	$47	$-
Total net sales	$15,424	$13,017	$13,438	$5,663	$1,410

1 Revenue outside of the primary operations of the Company.

ADULT-USE SALES

Adult-use gross sales increased to $18,997 in the three months ended July 31, 2019. Contributing to the increase is the additional sales for the stub period of May 24, 2019 to July 31, 2019 from the acquired Newstrike during the period. This contributed $2,770 in additional gross cannabis sales in the period. HEXO also began to realize sales to the AGLC in the quarter which contributed $4,828.

The Company's gross adult-use sales for the year ended July 31, 2019 totaled $53,590, an increase of $48,656 as compared to the total (medical only) sales of $4,934 in fiscal 2018. The increase is due to fiscal 2018 containing medical sales only.

During the fourth quarter of fiscal 2019, gross adult-use revenue per gram equivalent decreased to $4.74 from $5.29 reflective of the price concessions and provision for sales returns recorded in the period. The provision is reflective of a general best estimate provision for returns and price adjustments based on the Company's assessment of sell-through and slow-moving inventory. This was partially countered by the addition of the premium brand Up which commands revenue of $6.80 per gram on dried flower. The adult-use net revenue per gram equivalent decreased to $3.51 from $4.30 in the previous quarter reflecting the impact the provision above as well as the 971 kg of sales in Alberta which imposes on average a 16% higher exercise tax rate than Ontario and Quebec.

MEDICAL SALES

Gross medical revenue in the three months ended July 31, 2019 decreased 19% to $1,142 compared to $1,410 in the same period in fiscal 2018. Grams and gram equivalents sold decreased marginally to 137 kg from 152 kg in the fourth quarter of 2018. The relative stability in gram and gram equivalents sold with a corresponding decrease in sales is due to increased sales of oil products with sales prices, as well as the decrease to medical sales prices per gram incurred after legalization occurred in Q1 of the fiscal year. The Company realized $5,288 of gross medical sales during the fiscal year ended July 31, 2019 which is an increase of 7% from the $4,934 of gross medical sales during the comparative fiscal year 2018. This increase is due to 54 kg of additional gram and gram equivalents sold, offset by on average lower dried gram sales prices.

33	MD&A

WHOLESALE SALES

Wholesale revenues in the fourth quarter of fiscal 2019 contributed $378 to the Company's net revenues. A total of 672 kg of dried cannabis was sold through the wholesale channel at an average net revenue per gram of $0.56. Prior to the provision for sales returns, the average contribution of wholesale revenue per gram was $4.36.

(An excerpt of specific financial information from the Company’s published FY19 Annual Report)

Cost of Sales, Excise Taxes and Fair Value Adjustments

	For the three months ended		For the twelve months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
	$	$	$	$
Excise taxes	5,122	-	11,914	-
Cost of sales	10,291	700	26,197	2,093

Fair value adjustment on sale of inventory	7,285	455	16,357	2,289
Fair value adjustment on biological assets	(5,322)	(1,171)	(38,856)	(7,340)
Adjustment to net realizable value of inventory	-	906	-	1,491
Impairment loss on inventory	19,335	-	19,335	-

Cost of sales for the quarter ended July 31, 2019 were $10,291, compared to $700 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes due to the legalized adult-use market not present in the comparative period. Also impacting the cost of sales were higher overhead allocated costs to inventory and increases to transformation costs were incurred as oil and other value-added products production mix has increased from the same quarter of fiscal 2018.

For the fiscal year ended July 31, 2019, cost of sales increased to $26,197 from $2,093 from the comparable period of fiscal 2018 for the reasons as noted above.

The fair value adjustment on the sale of inventory for the fourth quarter ended July 31, 2019 was $7,285 compared to $455 for the same quarter ended July 31, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. Which was offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended July 31, 2018.

Fair value adjustment on biological assets for the current quarter was ($5,322) compared to ($1,171) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields when compared to the comparative period. The increase in plants is due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019 as well as the activation of the 1 million sq. ft. greenhouse during the second and third quarter of fiscal 2019. This results in significantly increased expected gram yields in the quarter and increased production costs of operating newly in-use facilities. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

For the year ended, the fair value adjustments on the sale of inventory and biological assets increased to $16,357 and ($38,856) respectively from $2,289 and ($7,340) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

The Company incurred an impairment loss on inventory of $19,335 during the three months ended July 31, 2019, due to price compression in the market. The impairment loss was realized on cannabis trim and milled inventory in fiscal 2019 to help meet the demands of the adult-use market in which the cost is now exceeding its net realizable value.

Operating Expenses

	For the three months ended		For the twelve months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
General and administration	$22,950	$4,300	$45,947	$9,374
Marketing and promotion	9,520	3,807	31,191	8,335
Stock-based compensation	10,197	1,933	28,008	4,997
Research and development	2,247	-	2,822	-
Amortization of intangible assets	1,407	252	1,767	765
Depreciation of property, plant and equipment	581	421	1,747	896
Total	$46,902	$10,713	$111,482	$24,367

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $22,950 in the fourth quarter of fiscal 2019, compared to $4,300 for the same period in fiscal 2018. This increase reflected the significant increase to the scale of our operations, including an increase in management, general, finance and administrative staff which lead to an increase of $3,149 to wages and payroll related expenses. Total professional and legal expenses increased by $7,557, as a result of merger and acquisition activity, additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public company status and listing on the TSX and NYSE. Increased insurance pertaining to commercial property and directors and officers increased in total by $3,577 due to increased property, plant and equipment balances and the listing on the NYSE, respectively.

Total general and administrative expenses for the fiscal year ended July 31, 2019 increased to $45,947 from $9,374 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

34	MD&A

MARKETING AND PROMOTION

(An excerpt of specific financial information from the Company’s published FY19 Annual Report)

Marketing and promotion expenses increased to $9,520 in the current quarter, compared to $3,807 for the same period in fiscal 2018. The increase reflects the expenses incurred from our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, increases to printing and promotional materials, market research efforts as well as advertisement costs.

Total marketing and promotion expenses for the fiscal year ended July 31, 2019 significantly increased to $31,191 from $8,335 as compared to the same period of fiscal 2018. This significant increase reflects the Company's marketing and branding campaign which began in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian market.

RESEARCH AND DEVELOPMENT ("R&D")

The Company realized its first significant quarter of R&D expenses during the fourth quarter of fiscal 2019. The increased R&D is correlated to the cannabis 2.0 edible cannabis market preparation, including vape formulas, confectionary prototypes and sensory testing. The Company also incurred expenses of $575 in market research and product studies. Additionally, expenses related to the establishment of the recently announced brand, Original Stash were realized.

STOCK-BASED COMPENSATION

Stock-based compensation increased to $10,197 when compared to $1,933 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which has a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the third quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period. On May 24, 2019, the Company added the unvested outstanding stock options of Newstrike to its outstanding balance. This contributed $981 of additional expenses in the period.

Total stock-based compensation for the year ended July 31, 2019 increased to $28,008 from $4,997 as compared to the same period of fiscal 2018 for those reasons as outlined above.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $581 in the quarter, compared with $421 for the same period in fiscal 2018. The increase is due to the additions to office furniture, vehicles and other equipment in which the associated depreciation is not capitalized to inventory. These additions represent the Company's general growth and increase to the scale of the operations.

Total depreciation of property, plant and equipment for the year ended July 31, 2019 increased to $1,747 from $896 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased significantly to $1,407 in the quarter, compared with $252 for the same period in fiscal 2018. The increase is the result of amortization incurred on the identified $113,888 cultivation and license intangible asset acquired through the acquisition of Newstrike on May 24, 2019.

Total amortization of intangible assets for the year ended July 31, 2019 increased to $1,767 from $765 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the fourth quarter was ($63,067), compared to ($10,194) for the same period in fiscal 2018. The increased operating expenses due to the expanding scale of operations of the Company and increased stock-based compensation expense due to higher cannabis market value. The Company also incurred increased R&D expenditures and an impairment loss on inventory. The higher expenses were offset by higher revenues and increased biological fair value adjustments as our production capacity continues to increase.

Other Income/Expenses

Other income/(expense) was $125 for the three months ended July 31, 2019 compared to ($315) in the same period of fiscal 2018. Revaluation of financial instruments of $543 in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. During the period we earned $1,575 of interest and other income on our various highly liquid interest generating assets as well as the interest earning convertible debenture. Additionally, we incurred ($1,252) of unrealized of equity loss pickups on the ventures HEXO MED and Truss. The unrealized losses on the convertible debenture revaluation and other investments were ($124) and ($315), respectively. Interest expenses amounted to ($305) in the period.

Total other income/(expense) was ($847) for the year ended July 31, 2019 compared to ($5,383) of the same period of fiscal 2018. The decrease in expenses is primarily due to the Interest income of $5,187 due to increased cash holdings, convertible note interest and interest earned on a public security investment. The cumulative gain on convertible debenture amounted to $1,737 for the year ended. This was offset by the loss on revaluation of the USD denominated warrant liability of ($3,730) and the cumulative equity pick up losses from ventures of ($2,964).

35	MD&A

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring costs as they are non-recurring expenses, plus (minus) certain non-cash items, as determined by management as follows:

	Q4'20	Q3'20	Q2'20	Q1'20	Q4' 19
	$	$	$	$	$
Total net loss	(169,532)	(18,837)	(297,867)	(60,016)	(44,729)

Income taxes (recovery)	-	-	-	(6,023)	(18,213)
Finance expense (income), net	2,069	2,926	3,281	(136)	(1,270)
Depreciation, included in cost of sales	1,254	950	920	433	446
Depreciation, included in operating expenses	1,179	1,566	1,992	1,333	582
Amortization, included in operating expenses	249	341	1,683	1,666	1,406

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	1,433	(4,955)	(2,714)	(297)	(543)
Share of loss from investment in joint venture	1,863	1,195	1,591	1,682	1,253
Loss/(gain) on convertible debentures	86	212	413	2,627	125
Unrealized loss on investments	4,345	311	6,553	1,671	38
Realized loss/(gain) on investments	-	1,217	242	(17)	215
Foreign exchange loss/(gain)	1,623	(2,443)	(617)	46	51
Loss on inducement of convertible debentures	54,283	-	-	-	-

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	6,656	10,764	5,447	6,663	7,285
Unrealized gain on changes in fair value of biological assets	(7,978)	(6,379)	(7,948)	(7,051)	(5,322)

Non-recurring expenses
Restructuring costs	(79)	865	259	3,722	-

Other non-cash items
Share-based compensation, included in operating expenses	4,373	5,651	7,603	8,164	10,197
Share-based compensation, included in cost of sales	511	396	964	238	936
Write-off biological assets and destruction costs	-	-	-	663	-
Write-off of inventory	2,217	-	-	2,175	-
Write down of inventory to net realizable value	41,899	(1,331)	16,089	23,041	19,335
Impairment loss on right-use-assets	2,000	-	476	702	-
Impairment loss on property, plant and equipment	46,414	220	31,606	-	-
Impairment of intangible assets	-	-	106,189	-	-
Impairment of goodwill	-	-	111,877	-	-
Recognition of onerous contract	1,763	-	3,000	-	-
Disposal of long-lived assets	122	3,237	497	-	-
Adjusted EBITDA	(3,250)	(4,094)	(8,464)	(18,704)	(28,208)

From total net loss, standard EBITDA items such as interest, taxes, depreciation and amortization were added back. Additional investment gains and losses were adjusted as these items are considered non-operating and/or in the start-up phase of operations. Non-cash fair value adjustments to inventory and biological assets were adjusted as these were non-cash. Restructuring costs were adjusted as they are considered one-time non-recurring charges. Other non-cash items are removed to arrive at Adjusted EBITDA which is a measure used by industry to approximate operating earnings.

During the three months ended July 31, 2020, the Company's Adjusted EBITDA continued to decrease. Increase wholesale activity and international sales contributed to this reduction as these streams are exempt from excise taxes. The Company also realized increased cost of sales expenses through HEXO CIB which incurred high, unabsorbable fixed charges as beverage manufacturing is ramping up to its capacity potential. (See section Revenue, Excise taxes, Cost of Sales and Operating Expenses for variance assessments).

Quarterly Results Summary

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended July 31, 2020. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

36	MD&A

	Q4 '20 July 31, 2020	Q3 '20 April 30, 2020	Q2 '20 January 31, 2020	Q1 '20 October 31, 2019
Net revenue	$27,145	$22,132	$17,007	$14,499
Total net loss	(169,532)	(18,837)	(297,647)	(60,016)
Loss per share - basic	(0.40)	(0.07)	(1.13)	(0.23)
Loss per share - fully diluted	(0.40)	(0.07)	(1.13)	(0.23)

	Q4 '19 July 31, 2019	Q3 '19 April 30, 2019	Q2 '19 January 31, 2019	Q1 '19 October 31, 2018
Net revenue	$15,424	$13,017	$13,438	$5,663
Total net loss	(44,729)	(7,751)	(4,325)	(12,803)
Loss per share - basic	(0.21)	(0.04)	(0.02)	(0.07)
Loss per share - fully diluted	(0.21)	(0.04)	(0.02)	(0.07)

	Q4 '18 July 31, 2018	Q3 '18 April 30, 2018	Q2 '18 January 31, 2018	Q1 '18 October 31, 2017
Net revenue	$1,410	$1,240	$1,182	$1,102
Total Net loss	(10,509)	(1,971)	(8,952)	(1,918)
Loss per share - basic	(0.05)	(0.01)	(0.10)	(0.03)
Loss per share - fully diluted	(0.05)	(0.01)	(0.10)	(0.03)

The Company's net revenues have increased considerably during the previous quarters when compared to the first quarter of fiscal 2019 and beyond. This is due to the legalization of adult-use cannabis in Canada and the Company's introduction into this market beginning on October 17, 2018.

The net loss in the period increased to $169,532, as a result of; $54,283 of loss on inducement of convertible debentures (see 'Other Income and Losses'); $42,829 of property, plant and equipment impairment (see 'Operating Expenses') and $43,818 of write offs and write downs of inventory in the period (see 'Cost of Sales, Excise Taxes and Fair Value Adjustments'). The net of Q3 fiscal 2020 decreased significantly from the previous quarter as a result of $250,850 in impairments to goodwill, property, plant and equipment, intangible assets associated with the Niagara, ON facility realized in that period. The first quarter's loss of fiscal 2020 was mostly impacted by $25,879 of inventory and biological asset impairment losses and write offs. The significant jump in the Company's total loss realized in the fourth quarter of fiscal 2019 was primarily due to approximately $23,000 in additional operating expenses the $23,041 impairment loss on inventory. The third quarter of fiscal 2019 saw increased general, administrative and stock based compensation expenses due to the growth of scale in the Company's operations. In the second quarter of fiscal 2019 a stabilization in marketing/branding expenses occurred from the previous quarter thus reducing the net loss, offset by increased gross margin due to the Company's first full quarter of adult-use sales. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The fourth quarter of fiscal year 2018 ended July 31, 2018 pertains to the Company's operations within the medical market only and included in the first quarter of fiscal 2018 were tremendous scaling efforts to meet the coming demand of the adult-use market legalized on October 17, 2018.

Financial Position

The following table provides a summary of our interim condensed financial position as at July 31, 2020 and July 31, 2019:

	July 31, 2020	July 31, 2019	July 31, 2018
Total assets	$692,869	$878,623	$334,998
Total liabilities	136,193	89,911	12,125
Share capital	1,023,788	799,706	347,233
Share-based payment reserve	65,746	40,315	6,139
Warrants	95,617	60,433	12,635
Contributed Surplus	27,377	-	-
Non-controlling interest	3,379	1,000	-
Deficit	$(659,231)	$(112,742)	$(43,134)

Total Assets

FY 2020 vs. FY 2019

Total assets decreased to $692,869 as at July 31, 2020 from $878,623 as at July 31, 2019. The following activities and events resulted in decreases to total assets during the year ended July 31, 2020:

  Goodwill generated in the prior fiscal year was impaired to $nil resulting in a decrease of total assets of $111,877;
  An impairment of Niagara facilities cultivation and production licenses resulted in a reduction to intangible assets in the amount of $108,189;
  Convertible debenture decreased to $nil from $13,354 from the comparative period as the Company has converted and disposed of the underlying securities during the period;
37	MD&A

  Cumulative write downs of inventory to net realizable value were $68,319 in the period, which contributed to the $18,921 reduction to inventory year over year; and
  Short term investments decreased by $25,937, due to the liquidation of the Company's GICs and

The following activities and events resulted in increases to total assets during the year ended July 31,2020:

  Cash and cash equivalents increased cumulatively by $70,605 from the prior year, principally through the financings closed during the fiscal year and offset by the Company's various cash outflows, see section - Liquidity and Capital Resources.
  Property plant and equipment increased by $30,158 primarily due to continued leasehold improvements to the Belleville facility, capitalized right of use assets which contributed $20,705 (new in fiscal 2020 due to adoption of IFRS 16) and the associated required additional production equipment required within the facility. The net additions to property, plant and equipment were impacted by impairments and disposals of $75,833 and $11,506, respectively; and
  During the period the Company contributed $29,115 to its investment in associate - Truss Beverage Co., the increase in investment was offset by $5,974 in equity loss pickups from Truss and the Company's joint ventures.

FY 2019 vs. FY 2018

Total assets increased to $878,623 as at July 31, 2019 compared to $334,998 on July 31, 2018. The Company raised $53,791 in net proceeds from the January 30, 2019 marketed public offering. Property plant and equipment increased by $204,460 due to the construction of the 1 million sq. ft B9 facility, leasehold improvements to the Belleville Centre of Excellence and the associated required additional production equipment required within those facilities. The Company also acquired $46,003 of property, plant and equipment through the Newstrike acquisition. Also due to the aforementioned addition production facilities, there has been a significant increase in scale of operations. Inventory and biological assets increased $73,439 and $5,039, respectively. Also contributing to the variance is the addition of the investment in associate Truss and joint venture HEXO MED which increased total assets by $52,849. Intangible assets increased by $123,237 primarily due to the acquisition of the Newstrike Up brand and cultivation licenses. Also generated through the acquisition of Newstrike was goodwill of $111,877.

Total Liabilities

Current liabilities decreased to $82,487 as at July 31, 2020 from the revised amount of $82,942 as at July 31, 2019. The variance was driven by the following activities and events:

  Accounts payable have decreased to $13,131 from $45,581 due to the Company's rightsizing of operations and continued push towards a positive adjusted EBITDA, along with the offsetting expansion of operations with start of HEXO CIB;
  The current portion of the lease liability generated through the adoption of IFRS 16 - Leases in the fiscal year contributed $4,772;
  An onerous contract obligation of $4,763 has been provisioned in the fiscal year, representing the cost obligation in excess of fair value for the purchase of inventory; and
  Due to a covenant failure as disclosed in note 37 of the annual financial statements for the year end July 31, 2020, the Company Term Loan was classified as short term and revised to short term in the comparative period due to an unsatisfied banking covenant.

Long term liabilities increased to $53,706 as at July 31, 2020 from $6,969 as at July 31, 2019. The variance was driven by the following activities and events:

  Issuance of $70,000 of unsecured convertible debentures in December 2019, which continue to accrue interest, resulting in the long-term liability of $28,969, representing the discounted value of the remaining outstanding debentures;
  The closing of two registered offerings for a combined USD$45,000 which resulted to an increased warrant liability which has been valued as $3,450; and
  New the fiscal year is the adoption a new lease accounting standard (see section IFRS 16 - Leases) which resulted in the recognition of an assumed long-term lease liability in the amount of $24,344.

Total liabilities increased to $89,911 as at July 31, 2019 from $12,125 as at July 31, 2018. During fiscal 2019, the Company entered into a term loan with CIBC which contributed $33,374 in net outstanding debt as at July 31, 2019. An increase in trade accounts payable and accruals of $36,585 due to continued growth in operations and scalability, specifically the retrofitting and leasehold improvement activity underway at the Centre of Excellence in Belleville, Ontario. There exists $3,494 of excise taxes payable due to the onset of the new taxation policy instituted at the legalization date October 17, 2018. There were no long-term liabilities as at July 31, 2018.

Share Capital

Share capital increased to $1,023,788 as at July 31, 2020 from $799,706 at July 31, 2019. Financings throughout the year (see section - 'Capital Resources') contributed share capital of $191,865, net of applicable issuance. An increase of share capital of $223 and $5,866 due to the exercising of stock options and warrants, respectively, were realized during the year ended July 31, 2020.

Share-Based Payment Reserve

The share-based payment reserve increased to $65,746 as at July 31, 2020 from $40,315 as at July 31, 2019. The net increase of $25,431 mainly represents the total share-based compensation incurred in the period, offset by $5,983 of expired previously vested stock options. During the year ended July 31, 2020, 116,532 stock options were exercised resulting in a moderate decrease to the reserve of $89.

38	MD&A

Warrants Reserve

The warrant reserve increased to $95,617 from $60,433 as at July 31, 2020 when compared to July 31, 2019. The increase is primarily due additional reserves established for the issued warrants during the fiscal year. Warrant reserves of $20,182 and $10,998 were established for the warrants issued in connection to the financings on April 13, 2020 and May 21, 2020, respectively. Additional reserves for the warrants issued in connection to the converted debentures in June 2020 amounted to $13,354. Offsetting these additional reserves was the exercise activity during the year ended July 31, 2020 which amounted to $1,469 after the issuance of 4,413,874 common shares. Furthermore, also impacting the net increase to the reserve was the decrease of $5,650 was the result of the expiration of the 10,512,208 outstanding January 2018 financing's common share purchase and further by $1,491 due to the expiration of 4,678,307 outstanding February 2018 common share purchase warrants.

Contributed Surplus

The Company generated $27,377 of contributed surplus during the period. The expiration of certain of the Company's warrants (as outlined above) contributed $7,881. The expiry of vested stock options contributed $5,983. The net balance of $13,540 was contributed as the result of the early inducement of $29,860 of principle in the December 2020 convertible debentures and the fair valuation of the associated conversion feature on the remaining debentures.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund our working capital needs, capital asset development and contractual obligations.

For the years ended	July 31, 2020	July 31, 2019
	$	$
Operating activities	(94,554)	(124,706)
Financing activities	248,203	146,877
Investing activities	(83,044)	(7,645)

Operating Activities

Net cash used in operating activities for the year ended July 31, 2020 decreased to ($94,554) from ($124,706) in the comparative period as a result of the total net loss of ($546,489) adjusted for the following non-cash items:

  Changes to non-cash working capital of ($56,549) comprised primarily of; increased inventory (gross of impairments) of ($100,492) (year ended July 31, 2019 - ($90,748)) and decreased biological assets of $28,493 (year ended July 31, 2019 - $37,108);
  Goodwill impairment of $111,877 (year ended July 31, 2019 - $nil);
  Impairment of intangible assets of $108,189 (year ended July 31, 2019 - $nil);
  Property, plant and equipment impairments of $79,418 (year ended July 31, 2019 - $nil) inclusive of impairment of right of use assets of $1,178 ((year ended July 31, 2019 - $nil);
  Unrealized revaluation gain on biological assets of ($29,356) ((year ended July 31, 2019 - ($38,856));
  Write downs of inventory to net realizable value were $68,319 (year ended July 31, 2019 - $19,335);
  Fair value of inventory sold of $40,910 (year ended July 31, 2019 - $16,357); and
  Share based compensation of $25,790 (year ended July 31, 2019 - $28,008).

Financing Activities

Net cash from financing activities for the year ended July 31, 2020 were $248,203, increasing from net cash generated in the comparative period of $146,877 due to the following events.

  The Company generated $196,843 through the issuance of unsecured convertible debentures and common shares through the several financing events during the year (see section - 'Capital Resources') (year ended July 31, 2019 - $57,558);
  Issuance cost cash outflows amounted to ($10,170) (year ended July 31, 2019 - $3,827); and
  Term loan payments, lease payments, the respective interest payments and interest payments on the convertible debentures unique to the fiscal year 2020 amounted to $12,895 (year ended July 31, 2019 - $nil).

Investing Activities

During the year ended July 31, 2020, ($83,044) was used for investing activities compared to cash outflows of ($7,645) in the comparative period. The cash outflows were comprised of the following;

  Net cash of $25,420 (year ended July 31, 2019 - $119,810) was acquired through the disposal of short-term investments;
39	MD&A

  Net cash generated through the conversion and disposal of convertible debentures receivable and other long-term investments were $7,871;
  Restricted cash released during the year ended was $13,089 (year ended July 31, 2019 - ($25,350));
  The Company incurred capital expenditures over property, plant and equipment of ($109,040) (year ended July 31, 2019 - ($138,034));
  Cash generated through the disposal of capital capitals amounted to $13,089 (year ended July 31, 2019 - $nil); and
  Capital calls were made to the Company's joint ventures and investments in associates of ($30,495) (cash contributed to Truss and joint ventures in the year ended July 31, 2019 - ($13,427)).

Going Concern

The financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

For the year ended July 31, 2020, the Company reported a loss of $546,489 which includes a loss on early conversion inducement of $54,283 and total impairment losses $367,803, related to inventory, goodwill, intangible assets, and property plant and equipment; negative cash flows from operating activities of $94,554; and an accumulated deficit $659,231.

During the second quarter of fiscal year 2020, as disclosed in the published MD&A, Management had identified its circumstances that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and accordingly, the appropriateness of the use of accounting principals applicable to a going concern. Management executed on its plan to secure the necessary financing to support ongoing operations, including maintaining compliance with existing debt covenants, existing commitments, and costs of acquiring new investments for additional product offerings.

During the third and fourth quarters of fiscal 2020, the Company raised net funds of approximately $130,966 (see 'Capital Resources') and complied with certain covenants of the Company's term loan. As at July 31, 2020, the Company had net working capital of $223,216 and cash and cash equivalents of $184,173. On May 18, 2020 holders of $29,860 of convertible debenture principal agreed to accept early conversion of their debentures reducing the Company's obligations.

Management has concluded that the Company's existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements for at least the next twelve months.

Capital Resources

As at July 31, 2020, working capital totaled $223,216. The exercise of all the in-the-money warrants and stock options of the Company issued and outstanding as of July 31, 2020, and using the closing market price of the common shares on the TSX of $0.91 on July 31, 2020, would result in an increase of cash of approximately $202 and $3,462, respectively.

The following table provides information about the Company's public offering and private placement financings during the fiscal year ended July 31, 2019 and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Usage of Proceeds
December 5, 2019	Private placement of 8.0% unsecured convertible debentures (see below)	$70,000	The Company's stated intended use of the net proceeds were for working capital and general corporate purposes.

The Company has remained compliant with its general intended use as at July 31, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

The approximated financing net proceeds remaining at the end of Q4'20 is $nil.

December 31, 2019	Registered direct offering (see below)	USD$25,000

The Company's stated intended use of the net proceeds from the offering were for working capital needs and other general corporate purposes, including funding the Company's R&D to further advance the Company's innovation strategies.

The Company expects to use the net proceeds from the Offering in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the Offering are expected to be allocated to working capital requirements and to the continuing development and marketing of the Company's core products.

The Company incurred operating losses in the three and twelve months ended July 31, 2020.

Management has not adjusted its originally intended use of the net proceeds of the financing.

The Company incurred approximately $2,895 of R&D expenses final three quarters of fiscal 2020.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the offering.

The financing net proceeds remaining at the end of Q4'20 is $nil.

40	MD&A

January 21, 2020	Registered direct offering (see below)	USD$20,000

The Company intends to use approximately USD$5,000 of the net proceeds from the offering for capital expenditures relating to its 1 million sq. ft. B9 facility in Gatineau, Québec.

It also intends to use at least USD$3,000 million of the net proceeds from the Offering to fund CBD derived from hemp initiatives aimed at potential business expansion into the United States.

The balance of the net proceeds from the Offering will be used for working capital and other general corporate purposes, including the continuing development and marketing of the Company's core products, operational excellence initiatives, and research and development to further advance the Company's innovation strategies.

The Company has not yet determined to pursue any particular stand-alone research and development initiative, and will evaluate such initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.

Management has not adjusted its originally intended use of the net proceeds of the financing.

The Company also capitalized $14,779 to its B9 facility in Q2'20 and $8,389 in Q3'20 thus utilizing the USD$5,000 financing proceeds.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the offering.

The Company spent approximately $1,360 related to the formation of its Truss CBD USA business venture. Therefore, there is approximately $2,600 remaining for the US based CBD initiative.

The financing net proceeds remaining at the end of Q4'20 is estimated at $nil.

April 13, 2020	Underwritten public offering (see below)	$46,046	The net proceeds generated from the public offering amounted to $43,290. The Company's stated intended use of the net proceeds were for working capital and general corporate purposes.

Management has not adjusted its originally intended use of the net proceeds of the financing.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the underwritten public offering.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $24,814 remaining at period end.

May 21, 2020	Underwritten public offering (see below)	$57,545	The net proceeds generated from the financing amounted to $54,493. The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Company has remained compliant with its stated intended use as at July 31, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $54,493 remaining at period end.

July 16, 2020 to July 31, 2020	At-the-market public offering (see below)	$34,551

The net proceeds generated from the financing amounted to $33,236.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) working capital; (ii) capital expenditures; and (iii) debt repayments.

The Company has remained compliant with its stated intended use as at July 31, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Debt repayments on the Company's term loan were $875 on July 31, 2020; however, these were not applied against the financing.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $33,326 remaining at period end.

41	MD&A

June 2020 ATM Offering

On June 16, 2020, the Company established the ATM program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The common shares sold through the ATM program were to be sold through the TSX, the NYSE and other marketplaces on which the common shares were listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains were applied) was generated through the issuance of 32,942,479 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year-end and subsequently settled on August 5, 2020, at which time the remaining 979,500 shares were issued. Total issuance costs and broker fees amounted to $1,160.

May 2020 Underwritten Public Offering

On May 21, 2020 the Company closed an underwritten public offering for total gross proceeds or $57,545 through the issuance of 63,940,000 units at a price of $0.90 per unit. Each unit contained one common share and one common share purchase warrant (Note 22). Total issuance costs amounted to $3,052.

$46,000 Underwritten Public Offering

On April 13, 2020, the Company closed an underwritten public offering for the purchase and sale of 59,800,000 units at a price of $0.77 per unit for gross proceeds of $46,046 before deducting fees and other estimated offering expenses, including 7,800,000 units sold pursuant to the exercise in full of an over-allotment option on closing. Each unit was comprised of one common share and one common share purchase warrant. The warrants have a five year-term and an exercise price of $0.96 per share.

USD$20,000 Registered Direct Offering

On January 21, 2020 the Company closed a registered direct offering with institutional investors for the purchase and sale of 11,976,048 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$20,000 before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants have a five year-term and an exercise price of USD$2.45 per share.

USD$25,000 Registered Direct Offering

On December 31, 2019 the Company closed a registered direct offering with institutional investors for the purchase and sale of 14,970,062 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$25,000 before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 7,485,032 common shares of the Company. The warrants have a five year-term and an exercise price of USD$2.45 per share.

Private placement 8.0% unsecured convertible debentures

On December 5, 2019, the Company closed a private placement of the 8.0% unsecured convertible debentures for gross aggregate proceeds of $70,000, maturing on December 5, 2022 (the "Debentures"). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the "Conversion Price"), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days' notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the closing date.

All securities issued in connection with the offering were subject to a four month hold period that expired on April 6, 2020.

42	MD&A

Under this offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8,020 principal amount of Debentures, which constituted "related party transactions" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company's market capitalization.

During the period, the Company announced the early conversion option for the Debentures, see section - 'Early Conversion Options for Debentures'.

Capitalization Table

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants, options and restricted share units as at July 31, 2019, July 31, 2020 and October 29, 2020.

	October 29, 2020	July 31, 2020	July 31, 2019
Common shares	482,465,748	482,465,748	256,981,753
Warrants	133,517,607	133,517,607	29,585,408
Options	28,877,980	30,014,703	24,288,919
Restricted share units	2,209,231	2,348,343	-
Convertible debentures	13,830,696	13,830,696	-
Total	660,901,262	662,177,097	310,856,080

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce ("CIBC") as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (toget       her "the Lenders"). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan ("Term Loan") and up to a $15,000 in a revolving credit facility ("Revolving Loan"). The credit facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company's property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347. The Company had the ability to draw the remaining $15,000 on the Term Loan on or before December 31, 2019, which it did not exercise, as a result, that portion of the facility expired on December 31, 2019.

On January 31, 2020, the Company amended its credit facility which resulted in:

(i) The modification of financial covenants which require the Company to:

i. Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

ii. Maintain a Cash Balance of more than $15,000 at all times; and

iii.  Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

(ii) the re-instatement of the $15,000 Term Loan capacity that previously expired un-used on December 31, 2019. In order for the Company to draw on this additional capacity, the Company must be (i) in compliance with its debt covenants; and (ii) achieve net revenue of $28,400 for the quarter ended July 31, 2020. These conditions were not satisfied as at July 31, 2020 and therefore the Term Loan capacity was not drawn upon and is no longer available to the Company.

The Company was in compliance with the revised financial covenants noted above as at July 31, 2020.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company not have a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021.  However, since the amendment was received after July 31, 2020, the Company has classified its Term Loan as a current liability and has revised the applicable comparative information (Note 37) to reflect the same.

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

43	MD&A

Year ended July 31,	2021	2022 - 2023	2024 - 2025	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	12,606	-	-	-	12,606
Excise taxes payable	7,118	-	-	-	7,118
Onerous contract	4,763	-	-	-	4,763
Convertible debentures	-	46,405	-	-	46,405
Term loan	3,500	27,125	-	-	30,625
Lease obligations	4,737	9,787	8,764	31,082	54,370
Capital projects (1)	10,977	-	-	-	10,977
Service contracts	4,680	1,451	180	-	6,311
Purchase contracts	1,755	-	-	-	1,755
Lease based operating expenses (2)	3,733	7,088	5,894	19,274	35,989
	53,869	91,857	14,838	50,356	210,919

(1) Note the Company presents in commitments on capital projects on the basis of committed amounts to enacted purchase orders and therefore, inherently there may be differences between committed capital and approved budgets for capital projects. Refer 'HEXO GROUP OF FACILTIES" for a general summary of these projects and their respective remaining approved capital budgets.

(2) Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

LITIGATION

Class Actions

As of July 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York.  One or more of the Company's current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company's forward-looking information, including but not limited to the Company's forecast revenues for Q4 2019 and fiscal 2020, its inventory, "channel stuffing" and the Company's supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company's underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

On June 18, 2020, the Company was named as a defendant in a proposed consumer protection class action filed in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm

On January 24, 2020, the Company was served with a statement of claim commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company's acquisition of Newstrike on May 24, 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith.

44	MD&A

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents and its term loan. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2020, the Company had short-term investments of $nil (July 31, 2019 - $517) and a term loan with a carrying value of $29,930 (July 31, 2019 - 33,374) (Note 20). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company's level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for. The Company has early converted $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 18) which partially mitigates the Company's Price Risk.

There would be no material impact (July 31, 2019 - $340) if the fair value of these financial assets were to increase or decrease by 10% as of July 31, 2020. The price risk exposure as at July 31, 2020 is presented in the table below.

	July 31, 2020	July 31, 2020
	$	$
Financial assets	2,692	16,756
Financial liabilities	(3,450)	(493)
Total exposure	(758)	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's trade receivables and convertible debentures receivable. As at July 31, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held with four Canadian commercial banks that hold Dun and Bradstreet credit ratings of AA (July 31, 2019 - AA) and $176 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2020 is $35 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at July 31, 2020; this amounted to $211,860 (July 31, 2019 - $194,902).

The following table summarizes the Company's aging of trade receivables as at July 31, 2020 and July 31, 2019:

45	MD&A

	July 31, 2020	July 31, 2019
	$	$
0-30 days	15,253	14,102
31-60 days	2,972	1,826
61-90 days	412	166
Over 90 days	789	3,599
Total	19,426	19,693

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the year ended July 31, 2020, the Company's recorded sales to the crown corporation; Société québécoise du cannabis represents 70%, of total applicable periods gross cannabis sales (July 31, 2019 - three crown corporations representing 81%).

The Company holds trade receivables from the crown corporations Société québécoise du cannabis and the Ontario Cannabis Store representing 47% and 25%, respectively of total trade receivables as of July 31, 2020 (July 31, 2019 - 56% and 23%, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at July 31, 2020, the Company had $184,173 (July 31, 2019 - $139,505) of cash and cash equivalents and short-term investments and $19,426 (July 31, 2019 - $19,693) in trade receivables.

The Company has current liabilities of $55,626 and contractual commitments of $14,741 due before July 31, 2021. The Company's existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months.

The Company's success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations.  If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Foreign Currency Risk

On July 31, 2020, the Company holds certain financial assets and liabilities denominated in United States Dollars ("USD") which consist of cash and cash equivalents, and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at July 31, 2020, approximately $42,981 USD ($57,652) of the Company's cash and cash equivalents was in USD. The Company engaged in several financing events during the year ended July 31, 2020 which resulted in the accumulation of material USD cash and cash equivalents. A 1% change in the foreign exchange rate would not result in a material change to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of USD denominated warrants.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company's amended and restated annual audited consolidated financial statements for the fiscal year ended July 31, 2020, which is available under HEXO's profile on SEDAR and EDGAR.

Adopted and Upcoming Changes in Accounting Standards

IFRS 16, Leases

As disclosed in note 4 of the interim financial statements, the Company has revised certain financial information related to the adoption of IFRS 16 Leases, that was previously included in the interim financial statements for the period ended October 31, 2019. At August 1, 2019, lease liabilities were understated by $3,562, and right of use assets were understated by the same amount due to an error in the estimate of the Company's incremental borrowing rate. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively (previously disclosed as 15.95% and 18.95%).

46	MD&A

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which does not require restatement of prior period financial information, as it recognizes the cumulative impact on the opening balance sheet and applies the standard prospectively. Accordingly, the comparative information in these unaudited interim consolidated financial statements is not restated.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered into, or modified, on or after January 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

  Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the interim consolidated statement of financial position;
  Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;
  For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets; and
  Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term on a straight-line basis. The cost of the right-of-use asset is based on the following:

  the amount of initial recognition of related lease liability;
  adjusted by any lease payments made on or before inception of the lease;
  increased by any initial direct costs incurred; and
  decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the interim consolidated statements of loss and comprehensive loss.

Significant accounting estimates and assumptions

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company's incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. On adoption of IFRS 16, the Company has determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company's production real estate property. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively.

The Company estimates the lease term by considering the facts and circumstances that create an economic incentive to exercise an extension or termination option. Certain qualitative and quantitative assumptions are used when evaluating these incentives.

47	MD&A

The Company as a lessor

The Company's unaudited interim consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

Impact of Change in Accounting Policy

On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $19,488 of lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company's interim consolidated statement of financial position at August 1, 2019 is shown below:

	August 1, 2019, as previously reported	IFRS 16 remeasurement adjustments on August 1, 2019	As reported under IFRS 16 August 1, 2019
Assets
Non-current
Property, plant and equipment	$258,793	$21,360	$280,153
Total Assets	$258,793	$21,360	$280,153

Liabilities
Current liabilities
Lease liabilities	-	3,556	3,556

Non-current liabilities
Lease liabilities	-	17,804	17,804
Total Liabilities	$-	$21,360	$21,360

Total commitments as at July 31, 2019 were $192,230, which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related to operating lease commitments. The following is a reconciliation of total operating lease commitments as at July 31, 2019 to the lease liabilities recognised as at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741
Less: Variable components of operating leases	(49,330)
Less: Low value and/or short-term lease	(88)
Operating lease liability before discounting	52,323
Adjustment to reflect discounting of operating lease commitments at August 1, 2019, using the incremental borrowing rate	(30,963)
Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 31)	$21,360

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company's operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 5.25% of the outstanding shares of the Company as at July 31, 2020 (July 31, 2019 - 6.15%).

Compensation provided to key management during the period was as follows:

For the year ended	July 31, 2020	July 31, 2019
Salary and/or consulting fees	$3,069	$3,550
Termination benefits	1,043	470
Bonus compensation	42	481
Stock-based compensation	15,702	16,235
Total	$19,856	$20,736

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

48	MD&A

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $7,007 in lease and operating expenses during the year ended July 31, 2020 (July 31, 2019 - $3,937). This lease liability is recognized on the Company's balance sheet under IFRS 16 (Note 19).

The Company subleases section of its Belleville lease to another related party Truss Limited Partnership. This sublease is recognized as a finance lease receivable on the Company's balance sheet (Note 10).

Under the Company's private placement of the Debentures in December 2019, certain insiders of the Company purchased and were issued, directly or indirectly, $8,020 principal amount of Debentures.

Under the Early Conversion Option, certain insiders of the Company holding, directly or indirectly, $7.87 million aggregate principal amount of Debentures converted their Debentures into an aggregate of 9,837,500 Conversion Units

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On June 26, 2020, the Company granted certain of its directors and executives a total 1,800,000 and 1,255,025, respectively stock options with an exercise price of $1.02. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. A total of 1,010,101 RSU's were issued on the same date with a unit value of $0.99. The RSUs vest in full on the third-year anniversary after the grant date.

On April 28, 2020, the Company granted certain of its executives a total 900,000 stock options with an exercise price of $0.69. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSUs with an unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSUs vest in full on the third-year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its executives a total 250,000 stock options with an exercise price of $5.88

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

Belleville Complex Inc.

On October 31, 2018, the Company acquired a 25% interest in Belleville Complex Inc. ("BCI") with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were repaid in full during the year ended July 31, 2019.

As part of the initial agreement, the Company will be the anchor tenant for a period of 20 years, with an option to renew for 10 years. On October 22, 2019, the lease agreement was amended to a 15-year anchor tenant period, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership. As a result, the lease was reassessed resulting in an addition to the right-of-use asset and lease liability as well as a lease receivable on the sublease component.

Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at July 31, 2020 is $nil (July 31, 2019 - $nil).

The Company subleases section of its Belleville lease to another related party Truss Limited Partnership. This sublease is recognized as a finance lease receivable on the Company's balance sheet (Note 6). The Company recognizes a recovery on its partnership with Truss Limited Partnership in Other receivables and Other income. During the year end July 31, 2020, the Company purchased of $2,159 raw materials from Truss Limited Partnership.

Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

49	MD&A

Irrespective of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weaknesses in our internal control over financial reporting as at July 31, 2020, are set forth below. Despite the existence of the material weaknesses described below, the CEO and CFO, together with management, have concluded that the Consolidated Statements of Financial Position, Consolidated Statements of Loss and Comprehensive Loss, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Cash Flows associated with this Management's Discussion and Analysis, are presented in accordance with IFRS.

Material Changes to the Control Environment

The Company continued to experience issues with the existing Enterprise Resource Planning ("ERP") system and consequently embarked on a major ERP optimization initiative. This initiative will provide an integrated system for inventory tracking and valuation from seed to sale. It will also advance the Company's strategic goal of standardizing and automating business processes and controls across the organization and reducing reliance on complex spreadsheets. This business transformation will specifically address risks within the cannabis industry and is intended to facilitate improved ICFR.

During the period, the Company continued to expand into new markets and partnerships and introduced ready-to-drink beverages. This resulted in the implementation of additional controls.

As of April 30, 2020, management concluded that the Company did not have effective controls around its physical inventory count procedures, specifically with respect to reconciling to the ERP system. This material weakness was initially identified July 31, 2019. During the period, the Company introduced enhanced segregation-of-duties and review over work and production orders within the ERP, strengthened training, planning, guidance and communication for personnel involved in the physical count and resourced a dedicated Inventory department. This resulted in management determining that a prior material weakness relating to physical count reconciliation was fully remediated for the period ending July 31, 2020.

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls.

Management has performed a detailed risk assessment to identify key accounts, business processes and related controls, which was predicated on process flow mapping with control owners. Deficiencies in control processes were then assessed and aligned to the five components of the COSO 2013 internal control framework.

As of the three and twelve months ended July 31, 2020, the Company has continued to experience significant expansion of operations and changes in processes, which has resulted in additional complexities within the control environment. Based on this evaluation, management concluded that material weaknesses existed as of July 31, 2020, as described below.

Functionality of the Enterprise Resource Planning (ERP) System

The Company identified multiple deficiencies in the ERP's design and functionality during the year. Specifically, there is a reasonable possibility that IT dependent control activities relating to inventory management, property, plant and equipment, procurement and journal entry postings would not prevent or detect a material misstatement of the Company's annual or interim statements on a timely basis.

The Company intends for the ERP to be reimplemented in the next fiscal period and will only place reliance upon the ERP when it has been demonstrated that supporting ITGCs have been designed and are operating effectively. To strengthen control functionality of the ERP, management has begun implementing the following initiatives;

● Assessment and remediation of the design, implementation and effectiveness of ITGCs that support the ERP, particularly those relating to change management;

● Engaging internal and third-party resources to incorporate improved inventory tracking and valuation within the ERP and to minimize reliance on complex spreadsheets;

50	MD&A

● Integration of a fixed asset subledger into the ERP, supported by standardized fixed asset impairment and physical verification assessments to confirm the validity of data within the ERP;

● Enhancements to the ERP's purchasing functionality; including segregation of duties to initiate, authorize and release purchase orders;

● Implementation of an automated journal entry workflow within the ERP, and;

● Communication of policies, training and guidance regarding appropriate usage of the ERP.

Control Environment

The Company did not adequately design or implement a comprehensive governance program for controls and industry-wide pressures precipitated elevated turnover, resulting in an ineffective control environment. As the Company was unable to emphasize adherence to control processes across the organization, this resulted in an increased likelihood of misstatements occurring.

To strengthen the controls surrounding the overall control environment, management has begun implementing the following initiatives;

● Consistent cross-functional communication of strategic company objectives;

● Implementing standardized, documented policies and controls, including assigning control owners who are accountable for maintaining control effectiveness;

● Implementing standardized training, performance management and succession planning;

● Bolstering the finance department by onboarding personnel who possess the appropriate degree of knowledge, expertise and training to perform complex financial transactions, and;

● Development of a comprehensive, independent internal audit function to enhance monitoring of controls.

Risk Assessment

The Company did not design or implement an Enterprise Risk Management Program to identify and analyze risks. As a result, financial reporting processes and internal controls were not, in some instances, appropriately designed to address risks specific to the business.

To strengthen the controls surrounding risk assessment, management has begun implementing the following initiatives;

● Design and implementation of an Enterprise Risk Management Program;

● Internal Control training for key personnel and subject specific training for individuals responsible for complex accounting transactions for both IFRS and ICFR, and;

● Regular review of control and governance documentation.

The above material weaknesses encompass multiple business processes and increased the possibility that a material misstatement on the consolidated financial statements would not be prevented or detected on a timely basis.

Information Technology General Controls

While the Company had Information Technology General Controls (ITGCs) in place, some were assessed as ineffective. Consequently, this resulted in processes such as change management and user access management being deemed ineffective, contributing to issues with ERP functionality as described above.

To strengthen the ITGC environment, management has begun implementing the following initiatives;

● Identification, assessment and remediation over the design, implementation and effectiveness of IT related internal controls over financial reporting, and;

● Improving change management and user access management processes.

Complex Spreadsheet Controls

The Company did not implement and maintain effective controls surrounding complex spreadsheets. Controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, review of assumptions and estimates, completeness of data comparative to the ERP, and the accuracy of formulas. Specifically, the complexity of spreadsheets resulted in adjusting entries required to correct significant account balances related to inventory, property, plant and equipment and tax.

To strengthen the controls over the use of complex spreadsheets, management has begun implementing the following initiatives;

● Engaging internal and third-party resources to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting, and;

● Implementation of new financial applications to minimize, where possible, manual reliance and usage of complex spreadsheets in future periods.

Fixed Assets

51	MD&A

The Company did not have a fixed assets subledger within its ERP, instead maintaining this information within complex spreadsheets. This led to increased risk of error regarding the identification, tracking, classification, disposal, and deprecation of fixed assets.

To ensure that fixed asset registers are complete, accurate and appropriately valued, management has begun implementing the following initiatives;

● Documenting and communicating policies regarding the purchase, transfer and disposal of capital assets;

● Integration of the fixed asset subledger into the ERP, and;

● Introducing standardized fixed asset physical verification procedures.

Financial Reporting

The Company did not maintain effective process level and management review controls over financial reporting processes, reconciliations, the application of IFRS, accounting measurements related to complex transactions and compliance with administrative lender requirements. This resulted in adjustments being required to the preliminary consolidated financial statements and a revision to the prior year Consolidated Statement of Financial Position regarding classification between short-term and long-term liabilities. Some journal entries were not subject to consistent review and approval prior to posting. To strengthen the controls surrounding the financial reporting process, management has begun planning the following initiatives;

●  Assessing roles and responsibilities within the finance and accounting function, as well as providing tools, processes and training to functional staff, and;

● Implementation of a cloud-based financial reporting application to automate and control the financial statement close process, in addition to the automation of workflows within the ERP

Procurement

The Company did not have effective controls around the authorization of purchases. This material weakness was initially identified July 31, 2019.

During fiscal 2020, the Company introduced a comprehensive Procurement policy, updated the Governance Authority Matrix, provided additional training and guidance regarding adherence to the above and began implementation of an automated purchasing functionality within the ERP.

Management has determined that this material weakness will be fully remediated once the automated purchasing functionality has been implemented and assessed as operating effectively over a full financial reporting period.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations and may cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 28, 2019 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

  Management has applied significant judgment in the assessment of the Company's ability to continue as a going concern when preparing its interim consolidated financial statements for the periods ended April 30, 2020 and 2019. Management prepares the interim consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. The Company's existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months. The Company's success in executing on its longer term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations.  If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

  Our business operations are dependent on our licence under the Cannabis Regulations. These licenses expire on various dates and must be renewed by Health Canada. Failure to comply with the requirements of our licenses or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

  Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

  While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

  We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

52	MD&A

  The volatile Canadian cannabis industry has resulted in several of the Company's peers to undergo similar rightsizing efforts which could saturate the market with similar assets the Company intends to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

  Since the latter part of February 2020, financial markets have experienced significant volatility in response to the developing COVID-19 pandemic and equity markets in particular have experienced significant declines. The continued spread of COVID-19 nationally and globally may impact the Company's ability raise sufficient capital.

  The continued spread of COVID-19 nationally and globally could also disrupt our cultivation and processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the company's products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or abroad, which could adversely impact materially the company's business, operations or financial results.

  We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

  Reliance on management's and key persons' ability to execute on strategy. This exposes us to management's ability to perform, as well as the risk of management leaving the Company.

  We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

  The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

  We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

  Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

  The Company's credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company's borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

  The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company's ability to execute its plans.

  Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public's perception of the Company.

  We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

  Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

  The potential expansion into international operations will result in increased operational, regulatory and other risks.

  There may be a risk of corruption and fraud in any emerging markets in which the Company expands too.

  The Company's operations in emerging markets to which it expands could pose an increased inflation risk on the business.

  The Company ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions

  The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

  Our activities and resources are currently primarily focused on our facilities on the Gatineau and Belleville campuses, and we will continue to be focused on these campuses for the foreseeable future. Adverse changes or developments affecting these campuses would have a material and adverse effect on our business, financial condition and prospects.

53	MD&A

  We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and recently legalized edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies which do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

  We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company's profitability.

  The adult-use cannabis industry is encountering price compression, which may adversely impact the Company's profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company's future financial results.

  We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

  Our growth strategy contemplates outfitting the Company's multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

  A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

  Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

  We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

  As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

  Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

  Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

  Conflicts of interest may arise between the Company and its directors.

  We may not pay any dividends on our common shares in the foreseeable future.

  The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

  Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

  There is no assurance the Company will continue to meet the listing requirements of the NYSE.

  The Company is subject to restrictions from the TSX and NYSE which may constrain the Company's ability to expand its business internationally.

  The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the recreational marijuana industry in Canada.

  An investment in our securities is speculative and involves a high degree of risk and uncertainty.

  We may issue additional common shares in the future, which may dilute a shareholder's holdings in the Company.

  The Company may not be successful in the integration of acquisitions into our business.

54	MD&A

  The Company may be unable to successfully achieve the objectives of our strategic alliances.

  The Company's operations are subject to increased risk as a result of international expansion.

  The Company operates in a highly regulated industry which could discourage any takeover offers.

  We maintain or self-insure various types of insurance such as, but not limited to, errors and omissions insurance; directors' and officers' insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

  Based upon the nature of the Company's current business activities, the Company does not believe it is currently an "investment company" ("IC") under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

  Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

  The Company's ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

  The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

  We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

  The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

55	MD&A